Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CONVERGYS CORPORATION,

SYNNEX CORPORATION,

DELTA MERGER SUB I, INC.

and

DELTA MERGER SUB II, LLC

Dated as of June 28, 2018

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 28, 2018, is by and among Convergys Corporation, an Ohio corporation (the “Company”), SYNNEX Corporation, a Delaware corporation (“Parent”), Delta Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub I”) and Delta Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, “Merger Subs”).

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Ohio General Corporation Law (the “OGCL”) and Delaware General Corporation Law (“DGCL”), Merger Sub I shall be merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a wholly owned Subsidiary of Parent, and each outstanding Company Common Share (other than Cancelled Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, immediately following the Initial Merger, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the OGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be merged with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a direct wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of the Company and its shareholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (c) resolved to recommend that the holders of Company Common Shares adopt this Agreement and (d) directed that the adoption of this Agreement be submitted for consideration by the Company’s shareholders at a meeting thereof;

WHEREAS, the Board of Directors of Merger Sub I has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub I and its sole shareholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (c) resolved to recommend that the sole shareholder of Merger Sub I adopt this Agreement;

WHEREAS, the managers of Merger Sub II have (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub II and its sole member, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (c) resolved to recommend that the sole member of Merger Sub II adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (a) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Parent and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (c) resolved to recommend that the holders of Parent Common Stock approve the issuance of shares of Parent Common Stock in connection with the Initial Merger (the “Parent Share Issuance”) and (d) directed that the Parent Share Issuance be submitted for consideration by Parent’s stockholders at a meeting thereof;

WHEREAS, the parties intend that the Initial Merger and the Subsequent Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Company’s chief executive officer, chief financial officer and chief commercial officer, as well as certain of its directors have entered into voting agreements with Parent;

WHEREAS, Parent, Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Subs and the Company agree as follows:

ARTICLE I.

THE MERGERS

Section 1.1          The Mergers.

(a)          At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the OGCL and DGCL, Merger Sub I shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub I shall cease, and the Company shall continue its existence under Ohio law as the surviving corporation in the Initial Merger and a wholly owned subsidiary of Parent.

(b)          Immediately following the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the OGCL and the DLLCA, the Company shall be merged with and into Merger Sub II, whereupon the separate corporate existence of the Company shall cease, and Merger Sub II shall continue its existence under Delaware law as the surviving company in the Subsequent Merger (the “Surviving Company”) and a direct wholly owned subsidiary of Parent.

Section 1.2          Closing.  The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. local time at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 on the third Business Day following the day on which the last of the conditions set forth in Article VI to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, or at such other place, date and time as the Company and Parent may agree in writing.  The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3          Effective Time.

(a)          On the Closing Date, the Company and Merger Sub I shall (i) file with the Secretary of State of the State of Ohio a certificate of merger (the “Ohio Initial Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL in order to effect the Initial Merger and (ii) file with the Secretary of State of the State of Delaware a certificate of merger (the “Delaware Initial Certificate of Merger” and together with the Ohio Initial Certificate of Merger, the “Initial Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL and DGCL, in order to effect the Initial Merger.  The Initial Merger shall become effective at such time as the Initial Certificates of Merger have been filed with the Secretary of State of the State of Ohio and Secretary of the State of Delaware or at such time as may be agreed between the parties and specified in the Initial Certificates of Merger in accordance with the relevant provisions of the OGCL and the DGCL (such time is hereinafter referred to as the “Effective Time”).

(b)          Immediately following the Effective Time, the Company and Merger Sub II shall (i) file with the Secretary of State of the State of Ohio a certificate of merger (the “Ohio Subsequent Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL and (ii) file with the Secretary of State of the State of Delaware a certificate of merger (the “Delaware Subsequent Certificate of Merger” and together with the Ohio Subsequent Certificate of Merger, the “Subsequent Certificates of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DLLCA, in order to effect the Subsequent Merger.  The Subsequent Merger shall become effective at such time as the Subsequent Certificates of Merger has been filed with the Secretary of State of the State of Ohio and Secretary of the State of Delaware or at such time as may be agreed between the parties and specified in the Subsequent Certificates of Merger in accordance with the relevant provisions of the OGCL and the DLLCA.

Section 1.4          Effects of the Mergers.  The effects of the Mergers shall be as provided in this Agreement and in the applicable provisions of the OGCL and the DLLCA.

Section 1.5          Organizational Documents of the Surviving Company.

(a)          At the Effective Time, (i) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the surviving corporation in the Initial Merger and (ii) the code of regulations of the Company, as in effect immediately prior to the Effective Time, shall be the code of regulations of the surviving corporation in the Initial Merger, in each case until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)          At the effective time of the Subsequent Merger, (i) the certificate of formation of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger, shall be the certificate of formation of the Surviving Company and (ii) the operating agreement of Merger Sub II, as in effect immediately prior to the effective time of the Subsequent Merger (the “Operating Agreement”), shall be the operating agreement of the Surviving Company, in each case until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Concentrix CVG, LLC” and provided that, unless otherwise prohibited by Law, the operating agreement of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the articles of incorporation and code of regulations of the Company.

Section 1.6          Directors.  The directors of Merger Sub I immediately prior to the Effective Time shall be the initial directors of the surviving corporation in the Initial Merger and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7          Officers.  Except as otherwise determined by Parent prior to the Effective Time, (a) the officers of Merger Sub I immediately prior to the Effective Time shall be the initial officers of the surviving corporation in the Initial Merger and the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of Merger Sub II immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Operating Agreement and the DLLCA.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1          Effect of the Initial Merger on Capital Stock.

(a)          At the Effective Time, by virtue of the Initial Merger and without any action on the part of Parent, the Company, Merger Subs or any holder of Company Common Shares or common shares of Merger Sub I:

(i)          Common Stock of Merger Sub I.  Each common share, par value $0.0001 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, without par value, of the surviving corporation in the Initial Merger.  From and after the Effective Time, all certificates representing the common shares of Merger Sub I shall be deemed for all purposes to represent the number of common shares of the surviving corporation in the Initial Merger into which they were converted in accordance with the immediately preceding sentence.

(ii)         Cancellation or Conversion of Certain Stock.  Each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each Company Common Share issued and outstanding immediately prior to the Effective Time that is owned or held by Parent or Merger Sub I, other than, in each case, Company Common Shares held on behalf of third parties, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.  Each Company Common Share that is owned by any direct or indirect Subsidiary of the Company or Parent (other than Merger Sub I) (“Converted Shares”) shall be automatically converted into a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the sum of (A) the Exchange Ratio and (B) a fraction, the numerator of which is the Cash Consideration and the denominator of which is the Parent Closing Price.

(iii)        Conversion of Company Common Shares.  Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, Converted Shares, and Dissenting Shares) shall be automatically converted into (A) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.1(d) with respect to fractional shares (the “Stock Consideration”) and (B) the right to receive $13.25 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

All of the Company Common Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Common Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Common Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration (including the right to receive, pursuant to Section 2.1(d), the Fractional Share Cash Amount), into which the Company Common Shares represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b)          Shares of Dissenting Shareholders.  Notwithstanding anything in this Agreement to the contrary (but subject to this Section 2.1(b)), Company Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand, and has properly demanded, appraisal for such Company Common Shares in accordance with, and who complies in all respects with, Section 1701.85 of the OGCL (such Company Common Shares, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but at the Effective Time shall be converted into the right to receive such consideration as may be determined to be due to such holder pursuant to the procedures set forth in Section 1701.85 of the OGCL.  If any such holder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal pursuant to the OGCL, then the right of such holder to be paid the fair cash value of such Dissenting Shares shall cease, and such Dissenting Shares shall instead be deemed to have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii).  The Company shall give Parent prompt notice (but in any event within 48 hours of receipt thereof) of any demands for appraisal of Company Common Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 1701.85 of the OGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto.

(c)          Certain Adjustments.  If, between the date of this Agreement and the Effective Time, the outstanding Company Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)          No Fractional Shares.  No fractional shares of Parent Common Stock shall be issued in connection with the Initial Merger and no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Shares pursuant to Section 2.1(a)(iii).  Each holder of Company Common Shares who would otherwise have been entitled to receive as a result of the Initial Merger a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of shares of Parent Common Stock that would otherwise be issued (the “Fractional Share Cash Amount”).  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.

Section 2.2          Exchange of Certificates.

(a)          Appointment of Exchange Agent.  Prior to the Closing, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an exchange agent agreement reasonably acceptable to the Company relating to the Exchange Agent’s responsibilities under this Agreement.

(b)          Deposit of Merger Consideration.  At the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Shares, (i) cash sufficient to pay the Cash Consideration and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration.  Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(e).  Any such cash, book-entry shares and certificates deposited with the Exchange Agent shall be referred to as the “Payment Fund”.

(c)          Exchange Procedures.  As promptly as practicable (and no later than the third Business Day) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Shares whose Company Common Shares were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(d)          Surrender of Certificates or Book-Entry Shares.  Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement.  In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such Company Common Shares may be paid to any such transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable.  No interest shall be paid or shall accrue on the Merger Consideration payable upon surrender of any Certificate or Book-Entry Share.

(e)          Treatment of Unexchanged Shares.  No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Company Common Share to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such Company Common Share in accordance with this Section 2.2.  After the surrender in accordance with this Section 2.2 of a Company Common Share to be converted into Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and the Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the Parent Common Stock represented by such Company Common Share.

(f)          No Further Ownership Rights in Company Common Shares.  From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all Company Common Shares outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the surviving corporation in the Initial Merger of Company Common Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Company Common Shares are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)          Termination of Payment Fund.  Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions) that such holder has the right to receive pursuant to this Article II, without any interest thereon.

(h)          No Liability.  Subject to applicable Law, none of Parent, the Company, Merger Subs or the Exchange Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i)           Withholding Rights.  Each of the Company, the Surviving Company, Parent, Merger Subs and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amounts required to be deducted or withheld with respect to the making of such payment under applicable Tax Law.  To the extent that any amounts are so deducted, withheld and timely remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(j)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration (together with the Fractional Share Cash Amount and any dividends or other distributions deliverable in respect thereof) in accordance with the terms of this Agreement.

Section 2.3          Treatment of Company Equity Awards.

(a)          At the Effective Time, each compensatory option to purchase Company Common Shares (a “Company Option”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested:  (i) that has an exercise price per Company Common Share that is less than the Cash Equivalent Merger Consideration shall be cancelled by virtue of the Initial Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than five Business Days) following the Effective Time, a cash payment (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the making of such payment) with respect thereto equal to the product of (A) the number of Company Common Shares subject to such Company Option as of immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Cash Equivalent Merger Consideration over the exercise price per Company Common Share subject to such Company Option as of immediately prior to the Effective Time, or (ii) that has an exercise price per Company Common Share greater than or equal to the Cash Equivalent Merger Consideration shall be cancelled for no consideration.

(b)          At the Effective Time, each restricted stock unit award in respect of Company Common Shares (a “Company RSU Award”), each performance-based restricted stock unit award in respect of Company Common Shares (a “Company PSU Award”), and each deferred stock unit award in respect of Company Common Shares (a “Company DSU Award”) that is outstanding as of immediately prior to the Effective Time shall be cancelled by virtue of the Initial Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (the “Cash Award Amount”) (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the making of such payment) with respect thereto equal to the product of (i) the number of Company Common Shares subject to such Company RSU Award, Company PSU Award, or Company DSU Award as of immediately prior to the Effective Time (with respect to each Company PSU Award, such number of shares shall equal the greater of the number of shares that would be earned based upon target performance and the number of shares determined in accordance with the applicable award agreement, with any associated performance determinations to be made by the Company Board) and (ii) the Cash Equivalent Merger Consideration (or, if higher, a cash amount equal to the average of the opening and closing prices per Company Common Share on the New York Stock Exchange on the trading day immediately preceding the Closing Date).  Except as otherwise provided in Section 2.3(b)(i) or 2.3(b)(ii) below, each Cash Award Amount shall be paid as promptly as practicable (but no later than five Business Days) following the Effective Time.

(i)          Each Cash Award Amount payable in respect of a Company RSU Award or Company PSU Award that was granted on or after March 31, 2016 (other than any such Company RSU Award or Company PSU Award that is held by a non-employee director or that becomes vested at the Effective Time pursuant to the terms of an applicable Contract) will remain unvested as of the Effective Time and continue to vest and be paid in accordance with the terms of the applicable award agreement (including the terms relating to accelerated vesting upon a qualifying termination of employment).

(ii)         Notwithstanding anything to the contrary herein, to the extent that any such Company RSU Award, Company PSU Award or Company DSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, the Cash Award Amount related thereto shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

Section 2.4          Effect of the Subsequent Merger on Capital Stock.  At the effective time of the Subsequent Merger, by virtue of the Subsequent Merger and without any action on the part of Parent, the Company, Merger Subs or any holder of common shares of Merger Sub I or common units of Merger Sub II, each common share, no par value, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Subsequent Merger shall be converted into and become one common unit of the Surviving Company, and each common unit of Merger Sub II issued and outstanding immediately prior to the effective time of the Subsequent Merger shall remain outstanding as a common unit of the Surviving Company.

Section 2.5          Further Assurances.  If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Subs, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the SEC by the Company or any of its Subsidiaries at least five Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” or any similar section, in each case to the extent they are cautionary, predictive or forward-looking in nature) or (b) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), it being hereby acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed only with respect to the corresponding section or subsection or any other section or subsection of this Agreement to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, the Company represents and warrants to Parent as follows:

Section 3.1          Organization.

(a)          The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio.  The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b)          Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except where the failure to be in good standing or have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s articles of incorporation and code of regulations (collectively, the “Company Organizational Documents”), in each case, as amended through the date hereof.  The Company Organizational Documents are in full force and effect, and the Company is not in material violation of any of their provisions.  Section 3.1(c) of the Company Disclosure Schedule sets forth a list, true and complete in all material respects, of all Subsidiaries of the Company.

Section 3.2          Capital Stock and Indebtedness.

(a)          The authorized capital stock of the Company consists of 500,000,000 common shares, without par value (the “Company Common Shares”), 4,000,000 voting preferred shares, without par value and 1,000,000 non-voting preferred shares, without par value.  As of June 27, 2018 (the “Company Specified Date”), (i) 91,084,516 Company Common Shares were issued and outstanding (not including shares held in treasury), (ii) 1,802,500 Company Common Shares were held in treasury, (iii) 326,040 Company Common Shares were issuable upon the exercise of outstanding Company Options, which had a weighted average exercise price of $13.45, (iv) 1,319,799 shares were subject to Company RSU Awards, (v) 1,349,994 shares were subject to Company PSU Awards (assuming achievement of the applicable performance goals at the maximum level), (vi) 146,877 shares were subject to Company DSU Awards and (vii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Company Common Shares are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights.

(b)          Except as set forth in this Section 3.2, and other than the Convertible Debentures, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries.  As of the date of this Agreement, and other than the Convertible Debentures, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.  As of the date of this Agreement there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.  Since the Company Specified Date through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms) or granted any Company Equity Awards.  As of the date of this Agreement, the Company does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument, and at no time after the date of this Agreement will the Company have in place or be subject to a stockholder rights plan, “poison pill” or similar plan or instrument (except for any such plan that is not applicable to Parent or is not applicable to the Mergers or other transactions contemplated herein).

(c)          Except as would not be material to the Company or any of its significant Subsidiaries, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any Person other than the Company or a Subsidiary of the Company.  Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person), other than equity interests that are de minimis to the Company and its Subsidiaries taken as a whole and equity interests held in a grantor trust established to fund Company contributions to the Company’s nonqualified deferred compensation plans.

Section 3.3          Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption of this Agreement by holders of two-thirds of the outstanding Company Common Shares entitled to vote thereon (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby, including the Mergers.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by the Company Board and, except for the Company Shareholder Approval and the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of the Company or vote of the Company’s shareholders are necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Mergers.  The Company Board has (i) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (iii) resolved to recommend that the holders of Company Common Shares adopt this Agreement (the “Company Recommendation”) and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company’s shareholders at a meeting thereof.  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b)          Other than in connection with or in compliance with (i) the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, (ii) the filing of the Form S-4 (including the Joint Proxy Statement/Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the rules and regulations of the New York Stock Exchange, (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and (vi) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (covering the applicable laws or other legal restraints of foreign countries designed to govern competition or trade regulation or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”)) (clauses (i) – (vi), collectively, the “Transaction Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          The execution and delivery by the Company of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Company Permitted Liens) upon any of the respective properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4          Reports and Financial Statements.

(a)          The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2015 (all such forms, documents and reports filed or furnished by the Company since such date, the “Company SEC Documents”).  As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries is, or at any time since January 1, 2015 has been, required to file any forms, reports or other documents with the SEC.  As of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review.  As of the date hereof, there are no inquiries or investigations by the SEC or any Governmental Entity or any internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices or financial statements of the Company or any of its Subsidiaries.

(b)          Since January 1, 2015, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”).

(c)          Since January 1, 2015, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

(d)          The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(e)          Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), other than those that would be de minimis to the Company and its Subsidiaries taken as a whole.

(f)          Since January 1, 2015, (i) none of the Company or any of its Subsidiaries has received any written material complaint, allegation, assertion or claim regarding the financial accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any material complaint, allegation, assertion or claim from employees of the Company or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to the Company or any of its Subsidiaries, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.5          Internal Controls and Procedures.  The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2017, and such assessment concluded that such controls were effective.  Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.  Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

Section 3.6          No Undisclosed Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries for inclusion in a report required to be filed with the SEC, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto), (ii) Liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (iii) Liabilities incurred in the ordinary course of business since December 31, 2017, (iv) Liabilities that have been discharged or paid in full in the ordinary course of business and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7          Compliance with Law; Permits.

(a)          The Company and each of its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”).  Since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law in a material respect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(c)          To the Company’s knowledge, none of the Company or its Subsidiaries, or any director, officer, employee or agent of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has in the past five years, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; or (iii) violated or is in violation of applicable Bribery Legislation.

(d)          To the Company’s knowledge, none of the Company or any of its Subsidiaries, or any director, officer, employee or agent of the Company or any of its Subsidiaries, (i) is a Sanctioned Person; (ii) has in the past five years engaged in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries, except pursuant to a license from the United States; or (iii) has in the past five years violated, or engaged in any conduct sanctionable under, any Sanctions Law.

(e)          Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced any other section of this Article III, including in respect of environmental, Tax, employee benefits or labor matters.

Section 3.8          Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are, to the Company’s knowledge, in compliance with applicable Environmental Laws, and each has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, (b) since January 1, 2015, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law and (c) none of the Company or any of its Subsidiaries is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.  Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.8 are the sole and exclusive representations of the Company with respect to Environmental Laws, Environmental Permits, Hazardous Materials or any other matter related to the environment or the protection of human health and worker safety.

Section 3.9          Employee Benefit Plans.

(a)          Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each material U.S. Company Benefit Plan, and each material Non-U.S. Company Benefit Plan that is maintained in the jurisdiction of the Philippines (each a “Specified Benefit Plan”).  With respect to each material U.S. Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company:  (i) all plan documents (including all material written amendments thereto) (which, for the avoidance of doubt, with respect to any material U.S. Company Benefit Plan for which a form agreement is used, shall consist of a copy of such form); (ii) all related trust documents; (iii) all insurance contracts or other funding arrangements; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”); (v) the most recent determination, opinion or advisory letter from the IRS for any U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; (vi) the most recently prepared actuarial report and financial statements; and (vii) the most recent prospectus or summary plan description.  With respect to each Specified Benefit Plan, the Company has, to the extent applicable, provided to Parent documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided by this Section 3.9(a).

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code; and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period in the prior three years through the date hereof, have been timely made.

(c)          Section 3.9(c) of the Company Disclosure Schedule identifies each Company Benefit Plan that, as of the date of this Agreement, is intended to be qualified under Section 401(a) of the Code (each, a “Company Qualified Plan”).  With respect to each Company Qualified Plan, (i) the IRS has issued a favorable determination, opinion or advisory letter with respect to each Company Qualified Plan and its related trust, and such letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Company Qualified Plan or the related trust.

(d)          With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iii) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects; and (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate such Company Benefit Plan.

(e)          None of the Company, its Subsidiaries or any of their respective ERISA Affiliates has, in the past six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f)           All contributions, premiums and payments that are due have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law in all material respects, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles in all material respects.  To the knowledge of the Company, all material benefits, expenses and other amounts due and payable under any Company Benefit Plan prior to the date of this Agreement have been paid, made or accrued on or before the date of this Agreement.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations, in each case with respect to any Company Benefit Plan, which have been asserted or instituted.

(h)          No U.S. Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i)           The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) or Section 4999 of the Code.

(j)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Laws.

(k)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any employee of the Company or any of its Subsidiaries, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of the Company or any of its Subsidiaries, or (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan.

(l)           There are no loans by the Company or any of its Subsidiaries to any of their respective employees, officers, directors or other service providers outstanding which would cause a violation of Section 402 of the Sarbanes-Oxley Act or similar applicable Law, other than any such violations that would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.10        Absence of Certain Changes or Events.

(a)          Since January 1, 2018 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b)          Since January 1, 2018 through the date of this Agreement, none of the Company or any of its Subsidiaries has undertaken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.1(b)(C), (F), (G), (H), (I), (M), (N) (O), (P), (Q) or (R) (solely as it relates to Section 5.1(b)(C), (F), (G), (H), (I), (M), (N), (O), (P), or (Q)).

(c)          Since January 1, 2018, there has not been any fact, change, circumstance, event, occurrence, condition or development that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11        Litigation.  As of the date hereof, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) there is no Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the knowledge of the Company, threatened and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order.

Section 3.12        Company Information.  The information supplied or to be supplied by the Company for inclusion in the joint proxy statement relating to the Company Shareholders’ Meeting and the Parent Stockholders’ Meeting, which will be used as a prospectus of Parent with respect to the shares of Parent Common Stock issuable in connection with the Initial Merger (together with any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and the registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in connection with the Initial Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company’s shareholders and Parent’s stockholders, at the time of the Company Shareholders’ Meeting and the Parent Stockholders’ Meeting or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Subs for inclusion or incorporation by reference therein.

Section 3.13        Tax Matters.

(a)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole,

(i)          (A) The Company and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid by any of them, except, in each case of clauses (A) and (B), with respect to matters contested in good faith or for which adequate reserves have been established, in accordance with GAAP; and (C) as of the date of this Agreement, there are not pending, or to the Company’s knowledge, threatened in writing, any audits, examinations, investigations or other administrative or judicial proceedings in respect of Taxes of the Company or any of its Subsidiaries, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP.

(ii)         There are no Liens for Taxes on any property of the Company or any of its Subsidiaries other than any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP.

(iii)        The Company has not been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.

(iv)        None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(v)         During the past three years, neither the Company nor any of its Subsidiaries has received any claim or inquiry from a Taxing Authority in a jurisdiction in which neither the Company nor any of its Subsidiaries has filed any income or franchise Tax Returns asserting that the Company or such Subsidiary is or may be subject to income or franchise taxation by, or required to file income or franchise Tax Returns in, that jurisdiction.

(vi)        To the knowledge of the Company, neither the Company nor any of its Subsidiaries has a permanent establishment in any jurisdiction outside its jurisdiction of incorporation or formation.

(b)          Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

(c)          Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 3.13, to the extent relating to Taxes or Tax matters, Section 3.4(d), and, to the extent expressly referring to Code sections, Section 3.9 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 3.14        Employment and Labor Matters.

(a)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Collective Bargaining Agreement”) covering employees in the United States, nor, as of the date of this Agreement, is the Company or any of its Subsidiaries negotiating entry into such an agreement covering employees in the United States.

(b)          As of the date hereof, (i) there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, which would be material to the Company and its Subsidiaries taken as a whole, or which would materially impact the operations of the Company and its Subsidiaries in North America, Europe or Latin America; (ii) there is no material pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (iii) the Company and its Subsidiaries have complied in all material respects with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no material claims relating to non-compliance with the foregoing are pending or, to the Company’s knowledge, threatened.

Section 3.15        Real Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or a Subsidiary of the Company has good and valid title to the real estate owned by the Company or any of its Subsidiaries (the “Company Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Company Permitted Liens), (b) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Company Permitted Liens), (c) none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting the Company Owned Real Property or any Company Lease, which default continues on the date of this Agreement and (d) Section 3.15 of the Company Disclosure Schedule sets forth an accurate and complete list of all material Company Owned Real Property and each Company Lease requiring an annual payment in excess of $2,000,000.

Section 3.16        Intellectual Property.

(a)          The Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Copyrights owned by the Company or any of its Subsidiaries are referred to collectively as the “Company Registered Intellectual Property”, all of which are set forth in Section 3.16(a) of the Company Disclosure Schedule.  No material registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company and its Subsidiaries own all right, title, and interest, free and clear of all Liens (except for Company Permitted Liens) to, or otherwise have a valid and enforceable right to use, all Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(c)          (i) To the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of any material Intellectual Property of any third Person in any material respect, (ii) to the Company’s knowledge, as of the date hereof, no third Person is infringing, violating, or misappropriating, in any material respect, any material Intellectual Property owned by the Company or its Subsidiaries and (iii) as of the date hereof, there is no pending claim or asserted claim in writing (including any “cease and desist” letters and invitations to license) asserting that the Company or any Subsidiary has infringed, violated or misappropriated, in any material respect, or is infringing, violating or misappropriating, in any material respect, any material Intellectual Property rights of any third Person.

(d)          Except as would not be material to the Company and its Subsidiaries taken as a whole, (i) the Company and its Subsidiaries have implemented (A) commercially reasonable measures to protect the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets, Company software and other material Company IT Assets (and the information and transactions stored or contained therein or transmitted thereby); and (B) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan; and (ii) the Company IT Assets used by the Company and its Subsidiaries perform the functions necessary to carry on the conduct of their respective businesses.

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken all customary and commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any of its Subsidiaries that the Company or such Subsidiary is obligated to maintain in confidence; (ii) the Company and its Subsidiaries comply in all material respects with their internal policies and procedures and with the Payment Card Industry Data Security Standard and any other legally binding credit card company and other legal requirements, to the extent applicable, relating to privacy, data protection, and the collection, retention, protection and use of Sensitive Data and personal information collected, used, or held for use by (or on behalf of) the Company and its Subsidiaries; (iii) there are no claims pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information or data rights; and (iv) since January 1, 2015, to the Company’s knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of Sensitive Data of the Company, its Subsidiaries or its customers while such Sensitive Data is in the possession or control of the Company, its Subsidiaries or third-party vendors.

(f)          The Company has a policy or practice of obtaining, to the extent legally permissible, from each employee, consultant or independent contractor of the Company and its Subsidiaries who are involved in, or who contribute to, the creation or development of any of the Company’s Intellectual Property, an agreement providing for the assignment of all Intellectual Property rights arising therefrom to the Company or one of its Subsidiaries, and to the Company’s knowledge, the Company has complied with such policy and practice in all material respects.

Section 3.17        Opinion of Financial Advisor.  The Company Board has received the written opinion of Centerview Partners LLC, dated June 28, 2018, that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders of Company Common Shares in the Initial Merger (other than Cancelled Shares, Converted Shares, Dissenting Shares and Company Common Shares held by any affiliate of the Company or Parent), pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.18          Material Contracts.

(a)          As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)          any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (other than any Company Benefit Plan);

(ii)         any Contract with the 50 largest customers of the Company and its Subsidiaries, taken as a whole, based on budgeted receipts for the fiscal year ended December 31, 2018 (the “Major Customers”) that expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or solicit any client or customer and, in each case, that following the Closing will materially restrict the ability of Parent or its Subsidiaries (other than the Surviving Company and its Subsidiaries) to so compete or solicit;

(iii)        any Contract with a Major Customer that expressly obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or that contains “most favored nation” or similar covenants;

(iv)       any Company employment agreement with any current executive officer or any current member of the Company Board;

(v)        any Contract entered into on or after January 1, 2015 that is a settlement agreement or includes a settlement agreement entered into in connection with a Proceeding and that materially restricts the operation of the business of the Company or any of its Subsidiaries;

(vi)          any Contract relating to Indebtedness (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000;

(vii)      any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(viii)     any Contract with the twenty largest vendors of the Company and its Subsidiaries, taken as a whole, with respect to the fiscal year ended December 31, 2017 and any Contract with the twenty largest customers of the Company and its Subsidiaries, taken as a whole, based on budgeted receipts for the fiscal year ended December 31, 2018 (the “Top Customers”), in each case based on amounts paid to such vendor or received from such customer during such period;

(ix)        any Contract entered into on or after January 1, 2015 that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, and with any outstanding obligations as of the date of this Agreement, in each case with a value in excess of $1,000,000;

(x)         any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; and

(xi)        any Contract with an affiliate or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

All contracts of the types referred to in clauses (i) through (xi) above are referred to herein as “Company Material Contracts.”

(b)          Neither the Company nor any Subsidiary of the Company is in material breach of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company, as of the date hereof, no other party to any Company Material Contract is in material breach of or default in any respect under the terms of any Company Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, prior to the date hereof through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a material breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any material benefit under the terms of any Company Material Contract.  To the knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole.  There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise, any Company Material Contract, in each case, except as would not be material to the Company and its Subsidiaries, taken as a whole.

Section 3.19        Finders or Brokers.  Except for Centerview Partners LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 3.20        State Takeover Statutes.  Assuming the accuracy of the Parent’s representations and warranties set forth in Section 4.18, no state “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws (each, a “Takeover Statute”) is applicable to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement.  The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 3.21        Data Privacy.

(a)          The Company and each of its Subsidiaries (i) are and, since January 1, 2015, have been in material compliance with their published privacy policies and guidelines, contractual obligations and, to the knowledge of the Company, all applicable Laws relating to data privacy, data collection, data protection and data security and (ii) take and have implemented and maintain commercially reasonable administrative, technical and physical measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification or other misuse.

(b)          Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Entities and other applicable Persons required by applicable Law related to data privacy, data collection, data protection and data security and have filed any required registrations with the applicable data protection authority.

Section 3.22        Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies and fidelity bonds and all material self-insurance programs and arrangements relating to the business, equipment, properties, employees, officers or directors, assets and operations of the Company and its Subsidiaries (collectively, the “Company Insurance Policies”) is in full force and effect, all premiums due and payable thereon have been paid when due and the Company is in compliance in all material respects with the terms and conditions of such Company Insurance Policies.  The Company has not received any written notice regarding any invalidation or cancellation of any Company Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage.

Section 3.23        No Other Representations or Warranties; Investigation.

(a)          Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Schedule), none of the Company, any of its Affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Subs or any of their respective Affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents (collectively, “Representatives”) on any such representation or warranty) with respect to the Company, its Subsidiaries or its and their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Subs or their respective Affiliates or Representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.  Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Schedule), neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Subs or their Affiliates or Representatives or any other Person resulting from Parent’s, Merger Subs’ or their Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Subs or their Affiliates or Representatives, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Subs or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

(b)          The Company has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries, and acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of Parent and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of Parent and to discuss the business and assets of Parent and its Subsidiaries.  The Company acknowledges that neither Parent nor any Person on behalf of Parent makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement including the accuracy, completeness or currency thereof other than the representations and warranties contained in Article IV (as qualified by the Parent Disclosure Schedule).  Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article IV hereof (as qualified by the Parent Disclosure Schedule) or in the event of fraud, the Company acknowledges and agrees that neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Affiliates or Representatives or any other Person resulting from the Company’s or its Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to the Company or its Affiliates or Representatives, including any information made available in the electronic data room maintained by or on behalf of Parent or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except (a) as disclosed in any form, document or report publicly filed with or publicly furnished to the SEC by Parent or any of its Subsidiaries at least five Business Days prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” or any similar section, in each case to the extent they are cautionary, predictive or forward-looking in nature) or (b) as disclosed in corresponding sections or subsections of the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being hereby acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosed only with respect to the corresponding section or subsection or any other section or subsection of this Agreement to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, Parent and Merger Subs jointly and severally represent and warrant to the Company as follows:

Section 4.1          Organization.

(a)          Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio.  Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Ohio.  Each of Parent and each Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b)          Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except where the failure to be in good standing or have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of Parent, each Merger Sub and their Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation and bylaws, Merger Sub I’s articles of incorporation and code of regulations and Merger Sub II’s certificate of formation and limited liability company agreement (collectively, the “Parent Organizational Documents”), in each case, as amended through the date hereof.  The Parent Organizational Documents are in full force and effect, and Parent is not in material violation of any of their provisions.

Section 4.2          Capital Stock and Indebtedness.

(a)          The authorized capital stock of Parent consists of 100,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”) and 5,000,000 shares of preferred stock, par value $0.001 per share.  As of June 21, 2018, (i) 39,689,871 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury but including 366,144 shares subject to Parent Restricted Share Awards), (ii) 1,698,352 shares of Parent Common Stock were held in treasury, (iii) 627,130 shares of Parent Common Stock were issuable upon the exercise of outstanding Parent Options, which had a weighted average exercise price of $74.96, (iv) 68,563 shares of Parent Common Stock were subject to Parent RSU Awards with time-based vesting, (v) 235,319 shares of Parent Common Stock were subject to Parent PSU Awards (assuming achievement of the applicable performance goals at the maximum level) and (vi) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding.  All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights.

(b)          Except as set forth in this Section 4.2, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of Parent or any Subsidiary of Parent or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.  As of the date of this Agreement, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.  As of the date of this Agreement there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.  Parent does not have in place, nor is it subject to, a stockholder rights plan, “poison pill” or similar plan or instrument that would prevent the Mergers.

(c)          Except as would not be material to Parent and its Subsidiaries, taken as a whole, Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any Person other than Parent or a Subsidiary of Parent.

Section 4.3          Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a)          Each of Parent and each Merger Sub has the requisite corporate power or limited liability power, as applicable, and authority to execute and deliver this Agreement and, subject to the approval of the Parent Share Issuance by a majority of the votes cast by holders of outstanding shares of Parent Common Stock (the “Parent Stockholder Approval”), to consummate the transactions contemplated hereby, including the Mergers.  The execution, delivery and performance by Parent and each Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Mergers, have been duly and validly authorized by the Parent Board and the Board of Directors of Merger Sub I and the managers of Merger Sub II and, except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub I and as the sole member of Merger Sub II (which such adoption shall occur immediately following the execution of this Agreement), the Parent Stockholder Approval and the filing of the Initial Certificates of Merger and the Subsequent Certificates of Merger with the Secretary of State of the State of Ohio and the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of Parent or either Merger Sub, or other vote of Parent’s stockholders, Merger Sub’s sole shareholder or Merger Sub II’s sole member, are necessary to authorize the execution and delivery by Parent and Merger Subs of this Agreement or the consummation of the transactions contemplated hereby, including the Mergers.  (i) The Parent Board has (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Parent and its stockholders, (B) declared it advisable to enter into this Agreement (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, (D) resolved to recommend that the holders of Parent Common Stock approve the Parent Share Issuance (the “Parent Recommendation”) and (E) directed that the Parent Share Issuance be submitted for consideration by Parent’s stockholders at a meeting thereof, (ii) the Board of Directors of Merger Sub I has (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub I and its sole shareholder, (B) approved the Mergers, on the terms and subject to the conditions set forth in this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (D) resolved to recommend that the sole shareholder of Merger Sub I adopt this Agreement and (iii) the managers of Merger Sub II have (A) determined that the transactions contemplated by this Agreement, including the Mergers, are advisable, fair to and in the best interests of Merger Sub II and its sole member, (B) approved the Mergers, on the terms and subject to the conditions set forth in this Agreement, (C) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers and (D) resolved to recommend that the sole member of Merger Sub II adopt this Agreement.  This Agreement has been duly and validly executed and delivered by Parent and Merger Subs and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs and is enforceable against Parent and Merger Subs in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b)          Other than in connection with or in compliance with the Transaction Approvals, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by Parent or either Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that are not required to be made or obtained prior to the consummation of such transactions or that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          The execution and delivery by Parent and Merger Subs of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Parent Permitted Liens) upon any of the respective properties or assets of Parent, either Merger Sub or any of their Subsidiaries pursuant to, any Contract to which Parent, either Merger Sub or any their Subsidiaries is a party or by which they or any of their respective properties or assets is bound, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4          Reports and Financial Statements.

(a)          Parent has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2015 (all such forms, documents and reports filed or furnished by Parent since such date, the “Parent SEC Documents”).  As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of Parent’s Subsidiaries is, or at any time since January 1, 2015 has been, required to file any forms, reports or other documents with the SEC.  As of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review.  As of the date hereof, there are no inquiries or investigations by the SEC or any Governmental Entity or any internal investigations pending or, to the knowledge of Parent, threatened, in each case regarding any accounting practices or financial statements of Parent or any of its Subsidiaries.

(b)          Since January 1, 2015, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c)          Since January 1, 2015, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE.

(d)          The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that are not material and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(e)          Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), other than those that would be de minimis to the Parent and its Subsidiaries, taken as a whole.

(f)           Since January 1, 2015, (i) none of Parent or any of its Subsidiaries has received any written material complaint, allegation, assertion or claim regarding the financial accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or any material complaint, allegation, assertion or claim from employees of Parent or any of its Subsidiaries regarding questionable financial accounting or auditing matters with respect to Parent or any of its Subsidiaries and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported credible evidence of any material violation of securities Laws, breach of fiduciary duty or similar material violation by Parent, any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.5          Internal Controls and Procedures.  Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  Parent’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended November 30, 2017, and such assessment concluded that such controls were effective.  Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.  Each of Parent and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

Section 4.6          No Undisclosed Liabilities.  There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries for inclusion in a report required to be filed with the SEC, except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended November 30, 2017 (including any notes thereto), (ii) Liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (iii) Liabilities incurred in the ordinary course of business since November 30, 2017, (iv) Liabilities that have been discharged or paid in full in the ordinary course of business and (v) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7          Compliance with Law; Permits.

(a)          Parent and each of its Subsidiaries are, and since January 1, 2015 have been, in material compliance with all applicable Laws.  Since January 1, 2015, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law in a material respect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(c)          To Parent’s knowledge, none of Parent or its Subsidiaries, or any director, officer, employee or agent of Parent or any of its Subsidiaries, in each case, acting on behalf of Parent or any of its Subsidiaries, has in the past five years, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; or (iii) violated or is in violation of applicable Bribery Legislation.

(d)          To Parent’s knowledge, none of Parent or any of its Subsidiaries, or any director, officer, employee or agent of Parent or any of its Subsidiaries, (i) is a Sanctioned Person; (ii) has in the past five years engaged in direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of Parent or any of its Subsidiaries, except pursuant to a license from the United States; or (iii) has in the past five years violated, or engaged in any conduct sanctionable under, any Sanctions Law.

(e)          Notwithstanding anything contained in this Section 4.7, no representation or warranty shall be deemed to be made in this Section 4.7 in respect of the matters referenced any other section of this Article IV, including in respect of Tax or employee benefits matters.

Section 4.8          Employee Benefit Plans.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any employee of Parent or any of its Subsidiaries, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of Parent or any of its Subsidiaries, or (iii) any increase to the compensation or benefits otherwise payable under any Parent Benefit Plan.

Section 4.9          Absence of Certain Changes or Events.

(a)          Since January 1, 2018 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b)          Since January 1, 2018, there has not been any fact, change, circumstance, event, occurrence, condition or development that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.10          Litigation.  As of the date hereof, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (a) there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding Order.

Section 4.11        Parent and Merger Subs Information.  The information supplied or to be supplied by Parent or either Merger Sub for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4 will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the Company’s shareholders and Parent’s stockholders, at the time of the Company Shareholders’ Meeting and the Parent Stockholders’ Meeting or at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or either Merger Sub with respect to statements made therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 4.12        Tax Matters.

(a)          Parent has not been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.  None of Parent or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b)          Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Subsequent Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (disregarding for this purpose the “continuity of interest” requirement set forth in Treasury Regulations Section 1.368-1(e)).

Section 4.13        Opinion of Financial Advisor.  The Parent Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth in such opinion, the Merger Consideration being paid by Parent in the Mergers, pursuant to this Agreement, is fair, from a financial point of view, to Parent.

Section 4.14        Finders or Brokers.  Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Mergers.

Section 4.15        Availability of Funds; Solvency.

(a)          Parent will have at and as of the Closing Date sufficient available funds to consummate the Mergers and to make all payments required to be made in connection therewith, including payment of the aggregate Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the transactions contemplated hereby, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Mergers (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Mergers and the other transactions contemplated hereby) and all premiums and fees required to be paid in connection therewith and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Mergers.  As of the date of this Agreement, Parent has no reason to believe that the representations contained in the immediately preceding sentence will not be true at and as of the Closing Date.  Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or either Merger Sub hereunder.

(b)          Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated by this Agreement), (i) Parent and its Subsidiaries, taken as a whole, will not have incurred Indebtedness beyond their ability to pay such Indebtedness as it matures or becomes due, (ii) the then present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and Indebtedness as it becomes absolute or matured, (iii) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their probable Liabilities (including the probable amount of all contingent Liabilities) and Indebtedness and (iv) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

Section 4.16        Financing.

(a)          Parent has received and accepted an executed and binding debt commitment letter dated as of the date hereof, a true, correct and complete copy of which has been delivered to the Company (the “Debt Commitment Letter”) from the Debt Financing Sources party thereto pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein.  The financings referred to in the Debt Commitment Letter are collectively referred to in this Agreement as the “Debt Financing”.

(b)          As of the date hereof, the obligations of the Debt Financing Sources to fund the Debt Financing under the Debt Commitment Letter are not subject to any conditions precedent or other contingencies, except as set forth in the Debt Commitment Letter and the Fee Letters described below.  Except for a customary fee letter related to the Debt Financing, a true, correct and complete copy of which has been provided to the Company with only the amount of fees, “pricing flex” and other economic terms therein redacted (none of which (i) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (ii) could reduce the total amount of the Debt Financing available to Parent or either Merger Sub on the Closing Date), and a customary fee credit letter related to the Debt Financing and a customary engagement letter related to the Debt Financing (neither of which (A) subject the funding of the Debt Financing to any additional conditions precedent or other contingencies or (B) could reduce the total amount of the Debt Financing available to Parent or either Merger Sub on the Closing Date) (collectively, such fee letter, fee credit letter and engagement letter, the “Fee Letters”), as of the date hereof, there are no side agreements or other arrangements, commitments or understandings with respect to the Debt Financing.

(c)          As of the date hereof and assuming satisfaction or waiver (to the extent permitted by applicable Law) of the conditions to Parent’s and each Merger Sub’s obligations to consummate the Merger, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge, as of the date of this Agreement, that any of the Debt Financing Sources will not, or is expected not to, perform its obligations thereunder.

(d)          As of the date hereof, the Debt Commitment Letter is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, of the other parties thereto.  Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement and will pay in full any such amounts due on or before the Closing Date.

(e)          For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent or any Affiliate thereof or any other financing or other transactions be a condition to any of Parent’s or either Merger Sub’s obligations hereunder.

Section 4.17        Merger Subs.  Each Merger Sub is a wholly owned subsidiary of Parent.  As at the date of this Agreement, the authorized capital stock of Merger Sub I consists of 1,000 common shares, par value $0.0001 per share, all of which are validly issued and outstanding.  Parent is the sole member of Merger Sub II and the membership interests in Merger Sub II have been validly issued.  All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent and all of the issued and outstanding membership interests of Merger Sub II is, and at the effective time of the Subsequent Merger will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub I or Merger Sub II.  Since its date of incorporation, Merger Sub I has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.  Since its date of formation, Merger Sub II has not, and prior to the effective time of the Subsequent Merger will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the effective time of the Subsequent Merger will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.  Merger Sub II is, and at the effective time of the Subsequent Merger will be, treated as a “disregarded entity” of Parent for U.S. federal income tax purposes.

Section 4.18        Ownership of Company Common Shares.  Neither Parent nor any of its Affiliates or Subsidiaries beneficially owns any Company Common Shares or is, or has been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested shareholder” of the Company, as such term is defined in Section 1704.01 of the Ohio Revised Code.

Section 4.19        State Takeover Statutes.  No Takeover Statute is applicable to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement.  The Parent Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 4.20        No Other Representations and Warranties; Investigation.

(a)          Except for the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Schedule), none of Parent, either Merger Sub, any of their respective Affiliates or any other Person on behalf of Parent or either Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its Representatives on any such representation or warranty) with respect to Parent, either Merger Sub, their Subsidiaries or their and their Subsidiaries’ respective businesses or with respect to any other information provided, or made available, to the Company or its Affiliates or Representatives in connection with the transactions contemplated hereby, including the accuracy or completeness thereof.  Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Schedule), none of Parent, either Merger Sub or any other Person will have or be subject to any liability or other obligation to the Company or its Affiliates or Representatives or any other Person resulting from the Company’s or its Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to the Company or its Affiliates or Representatives, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement.

(b)          Each of Parent and each Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries.  Each of Parent and each Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor either Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or either Merger Sub in connection with the transactions contemplated by this Agreement including the accuracy, completeness or currency thereof other than the representations and warranties contained in Article III (as qualified by the Company Disclosure Schedule).  Without limiting the foregoing, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article III (as qualified by the Company Disclosure Schedule) or in the event of fraud, each of Parent and each Merger Sub acknowledges and agrees that, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, either Merger Sub or their Affiliates of Representatives or any other Person resulting from Parent’s, either Merger Sub’s or their Affiliates’ or Representatives’ use of any information, documents, projections, forecasts or other material made available to Parent, either Merger Sub or their Affiliates or Representatives, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, either Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1          Conduct of the Company’s Business.

(a)          During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, subject to compliance with the restrictions in Section 5.1(b), the Company shall and shall cause each of its Subsidiaries to (A) conduct its business in the ordinary course and materially consistent with past practice and (B) use commercially reasonable efforts to maintain and preserve intact its business organization.

(b)          During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(A)       amend the Company Organizational Documents or otherwise take any action to exempt any Person from any provision of the Company Organizational Documents;

(B)        split, combine or reclassify any capital stock, voting securities or other equity interests of the Company;

(C)        make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (1) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (2) the acceptance of Company Common Shares as payment for the exercise price of Company Options or (3) the acceptance of Company Common Shares, or withholding of Company Common Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards; provided, that the Company may make, declare and pay quarterly cash dividends (and, with respect to the Company Equity Awards, as and if applicable, dividends or dividend equivalents) in an amount per share not in excess of $0.11 per quarter and with record dates consistent with the record dates customarily used by the Company for the payment of quarterly cash dividends, including with respect to the quarter in which the Effective Time occurs unless the Effective Time precedes the record date for such quarter;

(D)       grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(E)        (1) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof, or granted after the date hereof consistent with the terms of this Agreement, in each case in accordance with their terms, or (2) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(F)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization, other than the Mergers and other than any mergers, consolidations or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(G)        incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (1) any indebtedness for borrowed money among the Company and its Subsidiaries or among Subsidiaries of the Company, (2) guarantees by the Company of Indebtedness for borrowed money of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its Subsidiaries, which Indebtedness is incurred in compliance with this clause (G) or is outstanding on the date hereof, (3) Indebtedness for commercial paper or Indebtedness incurred pursuant to agreements entered into by the Company or any Subsidiary of the Company in effect prior to the execution of this Agreement, and (4) additional Indebtedness for borrowed money incurred by the Company or any of its Subsidiaries not to exceed $10,000,000 in aggregate principal amount outstanding, in the case of each of clauses (2) and (3), in the ordinary course of business and consistent with past practice;

(H)       other than in accordance with contracts or agreements in effect on the date hereof, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $2,000,000 individually or $5,000,000 in the aggregate to any Person (other than to the Company or a wholly owned Subsidiary of the Company and other than (1) sales of inventory, (2) sales of rental equipment in the ordinary course or obsolete or worthless equipment, or (3) commodity, purchase, sale or hedging agreements that can be terminated upon 90 days or less notice without penalty (which term shall not be construed to include customary settlement costs), and power contracts, in each case in the ordinary course of business);

(I)         acquire any assets (other than acquisitions of assets in the ordinary course of business or transactions of a type described in any other subsection of this Section 5.1(b) that are not prohibited by such subsection) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person, in each case other than a wholly owned Subsidiary of the Company (or any assets thereof), either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person other than a wholly owned Subsidiary of the Company, if such acquisition or investment is in excess of $2,000,000 individually or $5,000,000 in the aggregate;

(J)        except as required by any Collective Bargaining Agreement or Company Benefit Plan, (1) establish, adopt, materially amend or terminate any material Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement, except for adoptions, amendments or terminations in the ordinary course of business that do not materially increase costs, (2) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former employees of the Company or its Subsidiaries, except for increases in the ordinary course of business consistent with past practice, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business consistent with past practice, (4) accelerate any rights or benefits under any Company Benefit Plan, or (5) accelerate the time of vesting or payment of any award under any Company Benefit Plan;

(K)       accelerate, terminate or cancel, or waive, release or assign any material term of, or right, obligation or claim under, any Company Material Contract (other than expiration of any such Company Material Contract in accordance with its term) or amend or modify any Company Material Contract in a manner that is materially adverse to the Company or any of its Subsidiaries, in each case other than in the ordinary course;

(L)        enter into (1) any Company Lease requiring an annual payment in excess of $2,000,000 or (2) any procurement Contract with continuing obligations for the Company or any of its Subsidiaries which extend more than 12 months from the date of such Contract that is expected to involve amounts to be paid by or obligations of, the Company or any of its Subsidiaries in excess of $2,000,000 in any 12 month period (except, in the case of this clause (2), for agreements of a type described in any other subsection of this Section 5.1(b) that are not prohibited by such subsection);

(M)      make any material loans or advances, except for operating leases and extensions of credit terms to customers in the ordinary course of business;

(N)       other than in the ordinary course of business, (1) amend any material Tax Return, (2) make, change or revoke any material Tax election, (3) settle or compromise any material Tax claim or assessment by any Governmental Entity for an amount that exceeds (other than by a de minimis amount) the amount reserved, in accordance with GAAP, on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (4) surrender or waive any right to claim a material Tax refund or (5) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(O)       other than in the ordinary course of business, settle, compromise or otherwise resolve any Proceedings (excluding any audit, claim or other proceeding in respect of Taxes) in a manner resulting in liability for, or restrictions on the conduct of business by, the Company or any of its Subsidiaries, other than settlements of, compromises for or resolutions of any Proceedings (1) funded, subject to payment of a deductible, by insurance coverage maintained by the Company or any of its Subsidiaries or (2) for payment of less than $2,500,000 (after taking into account insurance coverage maintained by the Company or any of its Subsidiaries) in the aggregate beyond the amounts reserved on the consolidated financial statements of the Company;

(P)        make or commit to make capital expenditures exceeding $2,000,000 individually, other than capital expenditures contemplated in the Company’s capital expenditure budget for the fiscal year ending December 31, 2018, as disclosed to Parent prior to the date hereof; provided, that, in the event the Effective Time has not occurred prior to January 1, 2019, the Company may establish a capital expenditure budget for the fiscal year ending December 31, 2019 in an amount no greater than 110% in the aggregate of the capital expenditure budget for the fiscal year ending December 31, 2018, and also make or commit to make capital expenditures in accordance with such budget;

(Q)        implement or adopt any material change in its tax or financial accounting principles or methods, other than as may be required by GAAP or applicable Law; or

(R)        agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c)          If, during the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the Company or any of its Subsidiaries enters into a Specified Contract, the Company shall notify Parent reasonably promptly after the date thereof, but in any event no later than three (3) Business Days thereafter.

Section 5.2          Conduct of Parent’s Business.

(a)          During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement or as set forth in or otherwise contemplated by the Debt Commitment Letter, or in connection with the Debt Financing or any amendments, modifications or replacements thereof, or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, subject to compliance with the restrictions in Section 5.2(b), each of Parent and each Merger Sub shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course and materially consistent with past practice and (B) use commercially reasonable efforts to maintain and preserve intact its business organization.

(b)          During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as contemplated or required by this Agreement, (iv) as set forth in Section 5.2(b)(i) of the Parent Disclosure Schedule or (v) in connection with a change in control of Parent, each of Parent and each Merger Sub shall not, and shall not permit any of its Subsidiaries to take those actions set forth on Section 5.2(b)(ii) of the Parent Disclosure Schedule.

(c)          During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any Person (a “Specified Acquisition”) if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition as applicable, could reasonably be expected to (i) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated hereby or (ii) materially increase the risk of any Governmental Entity entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated hereby or (iii) take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Parent to consummate the transactions contemplated hereby.

Section 5.3          Access.

(a)          For purposes of furthering the transactions contemplated hereby, the Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement and the Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, commitments, books and records and such other information concerning its business, properties and personnel as Parent may reasonably request.  Notwithstanding anything to the contrary contained in this Section 5.3(a), any document, correspondence or information or other access provided pursuant to this Section 5.3(a) may be redacted or otherwise limited to the extent required to prevent disclosure of information concerning the valuation of the Company, Parent and the Mergers or other similarly confidential or competitively sensitive information.  All access pursuant to this Section 5.3(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the General Counsel of the Company or a designee thereof.

(b)          In the event of (i) an occurrence which would make it reasonably likely that any of the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) would not be met or (ii) the Company Board determining in good faith that it could be entitled to make a Company Adverse Recommendation Change pursuant to Section 5.4(e) or Section 5.4(f) or cause the Company to terminate this Agreement in accordance with Section 7.1(i), and the Company Board needs such information from the Parent to make such determination, at the Company’s request, Representatives of Parent will meet with Representatives of the Company and provide the Company with information reasonably requested in connection with the foregoing.

(c)          Notwithstanding anything to the contrary contained in this Section 5.3, neither the Company nor Parent, as applicable, nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the judgment of its legal counsel, (i) jeopardize the attorney-client privilege of the Company or Parent, as applicable, or any of its Subsidiaries or (ii) conflict with any (A)  Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or Parent, as applicable, or any of its Subsidiaries or (B) Contract to which the Company or Parent, as applicable, or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided, that in such instances the party withholding access shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(d)          The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality and Non-Disclosure Agreement, dated as of March 19, 2018, between the Company and Concentrix Corporation (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 5.4          No Solicitation by the Company.

(a)          Except as permitted by this Section 5.4, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct each of its other Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its shareholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry, to ascertain facts from the Person making such Company Takeover Proposal for the sole purpose of clarifying the terms and conditions thereof so as to determine whether such Company Takeover Proposal constitutes, or would reasonably be expected to lead to, a Company Superior Proposal and to refer the inquiring Person to this Section 5.4 and to limit its conversation or other communication exclusively to such referral and such clarifying of terms as provided herein) or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to a Company Takeover Proposal.

(b)          The Company shall, and shall cause each of its Subsidiaries and direct its and their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent and Merger Subs) that may be ongoing with respect to a Company Takeover Proposal and shall use commercially reasonable efforts to cause any such person in possession of non-public information in respect of the Company or its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries in connection with such Company Takeover Proposal to return or destroy (and confirm such destruction of) all such information.  The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Company Takeover Proposal or similar matter in any agreement to which the Company is a party; provided, that if the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a Company Takeover Proposal.

(c)          Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company receives a bona fide unsolicited written Company Takeover Proposal from any Person that did not result from a breach of this Section 5.4, and if the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person that has made such Company Takeover Proposal and its Representatives (provided, that the Company shall, substantially concurrently with the delivery to such Person, provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided to Parent) and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal.  The Company shall promptly (and in any event within 24 hours) notify Parent in writing if the Company takes any of the actions in clauses (i) and (ii) above.

(d)          The Company shall promptly (and in no event later than 24 hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that would be reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof.  The Company shall keep Parent reasonably informed, on a reasonably current basis (but in no event more often than once every 24 hours), as to the status of (including any material developments) such Company Takeover Proposal, offer, proposal, inquiry or request.

(e)          Except as permitted by this Section 5.4, neither the Company Board nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, or fail to include in the Joint Proxy Statement/Prospectus, the Company Recommendation, (B) approve or recommend to the shareholders of the Company, or resolve to or publicly propose or announce its intention to approve or recommend to the shareholders of the Company, a Company Takeover Proposal, (C) fail to recommend against acceptance of any Company Takeover Proposal that is structured as a tender offer or exchange offer for Company Common Shares within ten Business Days after commencement of such offer, (D) fail to reaffirm the Company Recommendation within ten Business Days after a request therefor by Parent following the date any written Company Takeover Proposal (or any material written modification thereto) is first publicly disclosed by the Company or the Person making the written Company Takeover Proposal (provided that Parent may not make such a request more than once for each Company Takeover Proposal or material modification thereto) or (E) agree or publicly propose to do any of the foregoing (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)) (a “Company Acquisition Agreement”).  Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time the Company Shareholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change if, prior to taking such action, the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that prior to making such Company Adverse Recommendation Change, (I) the Company has given Parent at least two Business Days prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor, and (II) upon the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with independent financial advisors and outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be expected to continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f)           Notwithstanding the foregoing, at any time after the date of this Agreement and prior to the time the Company Shareholder Approval is obtained, if the Company Board has determined in good faith, after consultation with independent financial advisors and outside legal counsel, that a written Company Takeover Proposal made after the date hereof constitutes a Company Superior Proposal, the Company Board may, subject to compliance with this Section 5.4(f), (i) make a Company Adverse Recommendation Change or (ii) cause the Company to terminate this Agreement in accordance with Section 7.1(i) in order to enter into a definitive agreement relating to such Company Superior Proposal subject to paying the Company Termination Fee in accordance with Section 7.3; provided, that prior to so making a Company Adverse Recommendation Change or terminating this Agreement, (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the Person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any proposed Company Acquisition Agreements (which version shall be updated, as applicable, promptly), (B) at the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (C) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period of two Business Days shall commence during which time the Company shall be required to comply with the requirements of this Section 5.4(f) anew with respect to such additional notice, including clauses (A) through (C) above of this proviso.

(g)          Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (it being understood that such action may constitute a Company Adverse Recommendation Change for purposes of Section 5.4(f) and Section 7.1(h) if it otherwise satisfies the definition thereof) or (ii) from making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d‑9(f) under the Exchange Act.

Section 5.5          Filings; Other Actions.

(a)          As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and each shall file with the SEC the preliminary Joint Proxy Statement/Prospectus and (ii) Parent shall prepare and file with the SEC the Form S-4 with respect to the shares of Parent Common Stock issuable in the Initial Merger, which shall include the Joint Proxy Statement/Prospectus with respect to the Company Shareholders’ Meeting and Parent Stockholders’ Meeting.  Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Mergers.  Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4.  Each of the Company and Parent shall provide the other party with a reasonable period of time to review the Joint Proxy Statement/Prospectus and any amendments thereto prior to filing and shall reasonably consider any comments from the other party.  Each of the Company and Parent shall respond promptly to any comments from the SEC or the staff of the SEC.  Each of the Company and Parent shall notify the other party promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or Form S-4 or for additional information and shall supply the other party with copies of all correspondence between it and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus or Form S-4 or the transactions contemplated by this Agreement within 48 hours of the receipt thereof.  The Joint Proxy Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable requirements of the Exchange Act and Securities Act.  If at any time prior to the Company Shareholders’ Meeting or Parent Stockholders’ Meeting (or any adjournment or postponement of the Company Shareholders’ Meeting or Parent Stockholders’ Meeting) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Joint Proxy Statement/Prospectus and Form S-4, so that the Joint Proxy Statement/Prospectus and Form S-4 would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company and/or Parent with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent.  The Company shall cause the Joint Proxy Statement/Prospectus and Form S-4 to be mailed to the Company’s shareholders, and Parent shall cause the Joint Proxy Statement/Prospectus and Form S-4 to be mailed to Parent’s stockholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act (such date, the “Clearance Date”).

(b)          Subject to Section 5.4(f) and Section 5.5(c), the Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its shareholders following the mailing of the Joint Proxy Statement/Prospectus for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders’ Meeting”) as soon as reasonably practicable following the Clearance Date.  Unless the Company shall have made a Company Adverse Recommendation Change in compliance with Section 5.4(f), the Company shall include the Company Recommendation in the Joint Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Company Shareholder Approval at the Company Shareholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement) as soon as reasonably practicable.

(c)          The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to its shareholders.  The Company may adjourn or postpone the Company Shareholders’ Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) if as of the time that the Company Shareholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, (iii) if the Company reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).  Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s shareholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders’ Meeting.

(d)          Subject to Section 5.5(e), Parent shall take all action necessary in accordance with applicable Law and the Parent Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of the Joint Proxy Statement/Prospectus for the purpose of obtaining the Parent Stockholder Approval (the “Parent Stockholders’ Meeting”) as soon as reasonably practicable following the Clearance Date.  Parent shall include the Parent Recommendation in the Joint Proxy Statement/Prospectus and shall solicit, and use its reasonable best efforts to obtain, the Parent Stockholder Approval at the Parent Stockholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement) as soon as reasonably practicable.

(e)          Parent shall cooperate with and keep the Company informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Joint Proxy Statement/Prospectus to its stockholders.  Parent may adjourn or postpone the Parent Stockholders’ Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Parent Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) if as of the time that the Parent Stockholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, (iii) if Parent reasonably determines in good faith that the Parent Stockholder Approval is unlikely to be obtained or (iv) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed).  Without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), the approval of the Parent Share Issuance shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by Parent’s stockholders in connection with the adoption of this Agreement) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders’ Meeting.

Section 5.6          Employee Matters.

(a)          Effective as of the Effective Time and during the one-year period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company or its Subsidiaries who was an employee immediately prior to the Effective Time and who continues to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”) base compensation and cash incentive compensation opportunities that, in each case, are no less favorable than the base compensation and cash incentive compensation opportunities that were provided to the Company Employee immediately before the Effective Time (it being understood that in the case of cash incentive compensation opportunity, the underlying performance metrics need not be no less favorable than, or use the same type of metric as, those provided immediately before the Effective Time, so long as they are of substantially comparable achievability as determined in reasonable good faith by Parent as those provided immediately before the Effective Time).

(b)          Effective as of the Effective Time and during the eight-month period immediately following the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, to each Company Employee employee benefits that are, in the aggregate, no less favorable than the employee benefits that were provided to the Company Employee immediately before the Effective Time; provided, however, that nothing included in this Section 5.6(b) shall prevent Parent from making modifications to the employee benefits offered to its U.S. employees, including the Company Employees, at Parent’s next open enrollment, which will be effective for the policy year starting on July 1, 2019.  Parent shall provide, or shall cause the Surviving Company to provide, to each Company Employee whose employment is involuntarily terminated by the Company during the two-year period following the Effective Time, the severance benefits, if any, that would have been provided to the Company Employee under the Company’s severance arrangements in effect immediately prior to the Effective Time.

(c)          Each Company Employee who immediately prior to the Effective Time is then participating in the Company’s Annual Incentive Plans (AIP) (including the 2018 AIP adopted by resolution of the Compensation and Benefits Committee of the Board) or other non-sales bonus plans for Company Employees at the level of director and above (collectively, the “Bonus Plans”) will be entitled to receive an annual bonus payment in respect of fiscal year 2018 pursuant to the terms of the applicable Bonus Plan and of this Section 5.6(c) so long as the Company Employee remains employed by the Company or a Subsidiary thereof continuously up to and including December 31, 2018; provided, that a Company Employee who experiences a severance-qualifying termination of employment under a severance plan of the Company and its Affiliates (or, in the case of a Company Employee employed outside of the United States, pursuant to applicable Law) on or after the Closing and on or before December 31, 2018 will be entitled to receive the annual bonus payment in respect of fiscal year 2018 that would otherwise be payable to such Company Employee pursuant to the terms of this Section 5.6(c), prorated to reflect the percentage of 2018 elapsed through the date of such termination of employment; but, provided, further, that such prorated payment shall be reduced (but not below zero) by any prorated bonus in respect of fiscal year 2018 to which the applicable Company Employee is entitled pursuant to a severance plan of the Company and its Affiliates (or, in the case of a Company Employee employed outside of the United States, pursuant to applicable Law).  The amount of each bonus payment shall be based on the actual level of achievement of the applicable performance goals established under the applicable Bonus Plan in respect of fiscal year 2018 (with such determination of performance to exclude any costs relating to the Mergers, as applicable), as determined by Parent in accordance with the applicable Bonus Plan; provided, however, that (i) a Company Employee’s bonus amount shall be no less than 80% of such Company Employee’s target bonus payment amount, and (ii) in the event that the actual level of achievement of the applicable performance goals meets or exceeds the target level of achievement, the target bonus payment shall be increased by 10% of the amount provided for under the terms of the applicable Bonus Plan.  Annual bonuses for the Company’s 2018 fiscal year shall be paid at the same time that Parent pays annual bonuses in respect of its fiscal year ending November 30, 2018 to its employees, but in no event shall payment be made later than March 15, 2019. Without limiting the generality of the foregoing (but notwithstanding the payment timing set forth in the immediately preceding sentence), in the event that the Effective Time has not occurred prior to January 1, 2019, annual bonuses for the Company’s 2018 fiscal year will be determined by the Company in accordance with this Section 5.6(c) as if the Closing had occurred immediately prior to the conclusion of such fiscal year and paid by the Company at the time that the Company normally pays annual bonuses in the ordinary course of business consistent with past practice, or, at the Company’s election, immediately prior to the Closing.

(d)          Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit or compensation plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans; provided, that such recognition of service shall not apply (i) for purposes of benefit accrual under any Post-Closing Plan that is a final average pay defined benefit retirement plan, or (ii) to the extent that such crediting would result in a duplication of benefits.  With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (B) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan.  Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(e)          Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent’s obligations under this Section 5.6 shall be in addition to, and not in contravention of, any obligations under the applicable Collective Bargaining Agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(f)          Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Effective Time.

(g)          Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent.  In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan, Parent Benefit Plan, or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates, (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan, Parent Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date, or (iii) create any right in any Company Employee or any other Person to any continued employment with the Surviving Company, Parent, the Company, or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates, or otherwise alter any existing at-will employment relationships between any Company Employee and the Surviving Company.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.6 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.7          Regulatory Approvals; Efforts.

(a)          Prior to the Closing, Parent, Merger Subs and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Mergers as promptly as practicable, including (i) preparing and filing all forms, registrations and notifications required to be filed to consummate the Mergers, (ii) using reasonable best efforts to satisfy the conditions to consummating the Mergers, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity (including furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, either Merger Sub, the Company or any of their respective Subsidiaries in connection with the Mergers or the taking of any action contemplated by this Agreement, (iv) using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and (v) the execution and delivery of any reasonable additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement; provided, that nothing in this Section 5.7 and notwithstanding anything to the contrary in this Agreement, neither Parent nor Merger Sub shall have any obligation to (or to cause any of their respective Subsidiaries or Affiliates or the Company to): (A) sell, license, divest or dispose of or hold separate the assets, Intellectual Property or businesses of any entity; (B) terminate, amend or assign any existing relationships or contractual rights or obligations of any entity; (C) change or modify any course of conduct regarding future operations of any entity; (D) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein; or (E) commit to take any such action in the foregoing clause (A), (B), (C) or (D); provided, further, that, notwithstanding the foregoing proviso, Parent and Merger Sub shall take the actions in the foregoing clause (A), (B), (C), (D) and/or (E) if such actions (1) are necessary to permit the Closing to occur as promptly as practicable and in any event before the End Date and (2) would not, individually or in the aggregate, reasonably be expected to be have a material adverse effect on Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (assuming Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, were the size of the Company and its Subsidiaries, taken as a whole, prior to giving effect to the Mergers).

(b)          Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Mergers and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.7.  In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) with copies of) all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity or any other information supplied by or on behalf of such party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with this Agreement and the Mergers.  Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Mergers, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity.  No party or any of its Affiliates shall participate in any meeting or teleconference with any Governmental Entity in connection with this Agreement and the Mergers unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat.  Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.7(b) as “Antitrust Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary contained in this Section 5.7, materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Mergers, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege concerns.

(c)          The Company and Parent shall make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Mergers under any applicable Antitrust Law, and subsequent to such filings, the Company and Parent shall, and shall cause their respective Affiliates to, as promptly as practicable, respond to inquiries from Governmental Entities, or provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities.  The Company and Parent shall file their notification and report forms under the HSR Act no later than fourteen Business Days after the date of this Agreement.  In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to submit an appropriate response to, and, if required, certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d)          If requested by Parent, the Company will agree to any action contemplated by this Section 5.7; provided, that any such agreement or action is conditioned on the consummation of the Mergers.  Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Affiliates to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent.

Section 5.8          Takeover Statutes.  If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Mergers or any other transactions contemplated by this Agreement, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

Section 5.9          Public Announcements.  The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, that a party may, without the prior consent of the other party issue such press release or make such public statement (a) so long as an initial, jointly approved press release has already been issued and such statements are not inconsistent with previous statements made jointly by the Company and Parent or (b) (after prior consultation, to the extent practicable in the circumstances) to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that the Company shall be permitted to issue press releases or make public announcements with respect to any Company Takeover Proposal or from and after a Company Adverse Recommendation Change without being required to consult with Parent if in compliance with Section 5.4(f).

Section 5.10        Indemnification and Insurance.

(a)          From and after the Effective Time, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors, officers and employees of the Company or any of its Subsidiaries and each Person who served as a director, officer, managing member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law as provided in the Company Organizational Documents or similar governing documents of the Company’s Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any other contracts in effect on the date of this Agreement and disclosed in the Company Disclosure Schedule (the “Indemnification Contracts”) against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company).  Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law as provided in the Company Organizational documents or similar governing documents of the Company’s Subsidiaries, in each case as in effect on the date of this Agreement, or pursuant to any Indemnification Contracts for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby.  From and after the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.10(a) in accordance with the procedures (if any) set forth in the Company Organizational Documents, the certificate or articles of incorporation and code of regulations or bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and Indemnification Contracts.  In the event of any such Proceeding or investigation, Parent and the Surviving Company shall cooperate with the Covered Person in the defense of any such Proceeding or investigation.

(b)          For not less than six years from and after the Effective Time, to the extent permitted by applicable Law, the limited liability company agreement of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Organizational Documents.  Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10(b) shall continue in effect until the final disposition of such Proceeding or investigation.  Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any its Subsidiaries shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)          For not less than six years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the directors and officers of the Company and its Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall be permitted to purchase prior to the Effective Time at a price of no more than 300% of the last annual premium for each year of coverage), which policies provide such directors and officers with coverage for an aggregate period of at least six years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement.  If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)          In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e)          The obligations under this Section 5.10 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of this Section 5.10.  In the event of any breach by the Surviving Company or Parent of this Section 5.10, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 5.10 as such fees are incurred, upon the written request of such Covered Person.

(f)          From and after the Effective Time, the Surviving Company shall assume all remaining obligations of the Company set forth in Section 5.08 of the Agreement and Plan of Merger by and among the Company, Comet Merger Co., SGS Holdings, Inc. and the Sellers listed on Schedule I thereto, dated January 6, 2014.

Section 5.11        Section 16 Matters.  Prior to the Effective Time, the Company and Parent shall take all such steps as may be required to cause any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) and any acquisitions of shares of Parent Common Stock (including derivative securities with respect to shares of Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12        Transaction Litigation.  Each party shall promptly (and in any event, within two Business Days) notify the other parties hereto in writing of any shareholder litigation or other litigation or Proceedings brought or threatened in writing against it or its directors or executive officers or other Representatives relating to this Agreement, the Mergers and/or the other transactions contemplated by this Agreement and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties hereto and their Representatives such information relating to such litigation or proceedings as may be reasonably requested).  Each party shall, subject to the preservation of privilege and confidential information, give the other parties hereto the opportunity to participate in (but not control) the defense or settlement of any shareholder litigation or other litigation or Proceeding against it and/or its directors or executive officers or other Representatives relating to this Agreement, the Mergers or the other transactions contemplated by this Agreement and shall give due consideration to such other parties’ advice with respect to such litigation or proceeding.  The Company shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or proceeding commenced without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.13        Obligations of Merger Subs.  Parent shall cause each Merger Sub, the surviving company in the Initial Merger and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.14        Stock Exchange Delisting; Deregistration; Stock Exchange Listing.

(a)          Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Company, shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the Company Common Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Company Common Shares under the Exchange Act as promptly as practicable after such delisting.

(b)          Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Initial Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Initial Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.15        Certain Tax Matters.  Parent and the Company shall, and shall cause their respective Affiliates to, use their reasonable best efforts to take all actions, and do and to assist and cooperate with the other parties in doing, all things reasonably necessary to permit the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  For U.S. federal income tax purposes, this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3.

Section 5.16        Financing Cooperation.

(a)          On and prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective directors, officers, employees, agents and advisors to, use commercially reasonable efforts to cooperate with Parent as necessary in connection with the arrangement of Debt Financing as may be customary and reasonably requested by Parent in writing, including using commercially reasonable efforts to, upon such request of Parent:

(i)          make appropriate officers or members of the management team (with appropriate seniority and expertise) available for participation at reasonable times in a reasonable number of meetings, lender presentations, conference calls, meetings with prospective lenders and ratings agencies;

(ii)         (A) furnish to Parent the Required Information, (B) provide reasonable assistance in the preparation of any reasonable and customary bank information memoranda (including using commercially reasonable efforts to obtain customary authorization letters with respect to the information specific to the Company or any of its Subsidiaries to be reasonably included in any such bank information memoranda from a senior officer of the Company) or private placement memoranda, rating agency presentations, marketing and/or syndication materials and cooperate reasonably with the Debt Financing Sources’ due diligence, in each case with respect to the Company and its Subsidiaries and to the extent customary and reasonable, and (C) assist Parent in the preparation by Parent of customary pro forma financial statements and projections necessary in connection with the Debt Financing, it being understood that Parent shall be solely responsible for any pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments;

(iii)        assist in the preparation and negotiation and execution and delivery as of the Closing of any definitive financing documents (including any schedules and exhibits thereto) as may be reasonably requested by Parent including, without limitation, customary certificates;

(iv)        facilitate the pledging of, and granting of security interests in, the collateral in connection with the Debt Financing, including using commercially reasonable efforts to execute and deliver as of Closing any customary pledge and security documents or other definitive financing documents, in each case as may be reasonably requested by Parent;

(v)         cause the taking of corporate and other actions by the Company and its Subsidiaries reasonably necessary to permit the consummation of the Debt Financing on the Closing Date;

(vi)        provide at least three Business Days prior to the Closing Date (provided that Parent has made such request at least nine days prior to the Closing Date) all material documentation and other information about the Company as is reasonably requested by the Parent to satisfy applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(vii)       request from the Company’s existing lenders such customary documents in connection with refinancings of the Company’s existing debt as reasonably requested by Parent in connection with the Debt Financing and collateral arrangements, including customary payoff letters and related lien releases; and

(viii)      comply with any obligations under the Convertible Debenture Indenture that arise as a result of the execution, delivery or performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the delivery of any notices and certificates required in connection with the transactions contemplated hereby.

(b)          Section 5.16(a) notwithstanding:

(i)          neither the Company or its Subsidiaries nor any Persons who are directors, officers or employees of the Company or its Subsidiaries shall be required to (A) pass resolutions or consents (except those which are subject to the occurrence of the Closing passed by directors or officers continuing in their positions following the Closing) or (B) execute any document or Contract or incur any liability that is effective prior to the occurrence of the Closing, in each case in connection the Debt Financing or the cooperation contemplated by this Section 5.16 (other than, in the case of this clause (b), (1) any customary authorization letter described in the parenthetical in Section 5.16(a)(ii)(B) and (2) any notices required to be delivered pursuant to Section 5.16(a)(viii) prior to the Closing Date);

(ii)         no obligation of the Company or any of its Subsidiaries or any of their respective Representatives to a third party undertaken pursuant to the Debt Financing or the cooperation contemplated by this Section 5.16 (other than in connection with any customary authorization letter described in Section 5.16(a)(ii) above) shall be effective until the Effective Time;

(iii)        none of the Company or its Subsidiaries or any of their respective Representatives shall be required (A) to pay any commitment or other similar fee or (B) incur any other cost or expense that is not promptly fully reimbursed by Parent in connection with the Debt Financing or the cooperation contemplated by this Section 5.16 prior to the Closing;

(iv)        none of the Company or its Subsidiaries or any of their respective Representatives shall be required to disclose or provide any information in connection with the Debt Financing, the disclosure of which, in the reasonable judgment of the Company, is restricted by Contract or applicable Law, is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation;

(v)         none of the Company or its Subsidiaries or any of their respective Representatives shall be required to deliver any financial information with respect to a fiscal period that has not yet ended;

(vi)        none of the Company or its Subsidiaries or any of their respective Representatives shall be required to prepare any (A) pro forma financial information or (B) projections (provided, that, for the avoidance of doubt, the Company shall assist Parent in Parent’s preparation of pro forma financial information or projections in accordance with Section 5.16(a)(ii)(C)); and

(vii)       none of the Company or its Subsidiaries or any of their respective Representatives will be required to provide, or cause to be provided, any legal opinions in connection with the Debt Financing or the cooperation contemplated by this Section 5.16; provided, that the limitation in this clause (vii) shall not extend to the provision of lawyers’ responses provided to auditors in response to auditors’ requests for information regarding contingent liabilities in connection with such auditors’ review or audit of the Company’s financial statements.

(c)          In addition, nothing contained in this Section 5.16 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries or their respective Representatives in connection with the Debt Financing or the cooperation contemplated by this Section 5.16 and shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the Debt Financing, any action taken by them pursuant to this Section 5.16, and any information utilized in connection therewith (other than information including in any marketing materials concerning the Company or its Subsidiaries to the extent provided in writing thereby for inclusion in such materials).  The obligations of Parent pursuant to the immediately foregoing sentence shall survive termination of this Agreement.

(d)          The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of any of them.

ARTICLE VI.

CONDITION TO THE MERGERS

Section 6.1          Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of each party to effect the Mergers shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Effective Time of the following conditions:

(a)          The Company Shareholder Approval shall have been obtained.

(b)          The Parent Stockholder Approval shall have been obtained.

(c)          The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced.

(d)          No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Mergers.

(e)          (i) All waiting periods applicable to the Mergers under the HSR Act shall have expired or been terminated, and (ii) all other filings, notices, approvals and clearances identified in Section 6.1(e) of the Company Disclosure Schedule shall have been obtained or filed or shall have occurred.

(f)          The shares of Parent Common Stock to be issued in the Initial Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2          Conditions to Obligation of the Company to Effect the Mergers.  The obligation of the Company to effect the Mergers is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          (i) The representations and warranties of Parent and Merger Subs set forth in Article IV that are qualified by a “Parent Material Adverse Effect” qualification shall be true and correct in all respects as so qualified both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) other than Section 4.2, Section 4.14 and Section 4.19, the representations and warranties of Parent and Merger Subs set forth in Article IV that are not qualified by a “Parent Material Adverse Effect” qualification shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (iii) the representations and warranties of Parent and Merger Subs set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct other than in any de minimis respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) the representations and warranties of Parent and Merger Subs set forth in Section 4.2(c), Section 4.14 and Section 4.19 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b)          Parent and each Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)          Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change or effect that would, individually, or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d)          (i) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) through Section 6.2(c) for each of Parent and each Merger Sub have been satisfied and (ii) each Merger Sub shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of such Merger Sub, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) for such Merger Sub have been satisfied.

Section 6.3          Conditions to Obligation of Parent to Effect the Mergers.  The obligation of Parent and Merger Subs to effect the Mergers is further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)          (i) The representations and warranties of the Company set forth in Article III that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) other than Section 3.2, Section 3.19 and Section 3.20, the representations and warranties of the Company set forth in Article III that are not qualified by a “Company Material Adverse Effect” qualification shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (iii) the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(b) shall be true and correct other than in any de minimis respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) the representations and warranties of the Company set forth in Section 3.2(c), Section 3.19 and Section 3.20 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) or (iv), as applicable) only as of such date or period.

(b)          The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)          Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change or effect that would, individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)          The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer, certifying to the effect that the conditions set forth in Section 6.3(a) through Section 6.3(c) have been satisfied.

ARTICLE VII.

TERMINATION

Section 7.1          Termination or Abandonment.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval or the Parent Stockholder Approval:

(a)          by the mutual written consent of the Company and Parent;

(b)          by either the Company or Parent, if the Mergers shall not have been consummated on or prior to 5:00 p.m. Eastern Time, on December 28, 2018 (the “End Date”); provided, that if as of the End Date any of the conditions set forth in Section 6.1(d) (solely to the extent such condition has not been satisfied due to an order or injunction arising under any Antitrust Law) or Section 6.1(e) shall not have been satisfied or waived by the Company and Parent, the End Date may be extended by either Parent or the Company for a period of 90 days by written notice to the other party, and such date, as so extended, shall be the End Date; provided, further, that the End Date may only be extended once in the aggregate; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Mergers to be consummated by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c)          by either the Company or Parent, if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if such Order resulted from the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(d)          by either the Company or Parent, if the Company Shareholders’ Meeting (as it may be adjourned or postponed) at which a vote on the Company Shareholder Approval was taken shall have concluded and the Company Shareholder Approval shall not have been obtained;

(e)          by either the Company or Parent, if the Parent Stockholders’ Meeting (as it may be adjourned or postponed) at which a vote on the Parent Stockholder Approval was taken shall have concluded and the Parent Stockholder Approval shall not have been obtained;

(f)          by the Company, if Parent or either Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a), 6.2(b) or 6.2(c) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 days following written notice from the Company to Parent of such breach, inaccuracy or failure;

(g)          by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a), 6.3(b) or 6.3(c) and (ii) is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 days following written notice from Parent to the Company of such breach, inaccuracy or failure;

(h)          at any time prior to the receipt of the Company Shareholder Approval, by Parent in the event of a Company Adverse Recommendation Change or in the event of a material Willful Breach by the Company of any of its covenants or agreements in Section 5.4; and

(i)          at any time prior to the receipt of the Company Shareholder Approval, by the Company, in accordance with Section 5.4(f).

Section 7.2          Effect of Termination.  In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement, this Section 7.2, Section 7.3 and Article VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or either Merger Sub, on the other hand, to the other except as provided in Section 7.3; provided, that nothing herein shall relieve any party hereto from Liability for a Willful Breach of its covenants or agreements set forth in this Agreement or fraud prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3          Termination Fees.

(a)          If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(d), then the Company shall reimburse Parent, in respect of expenses incurred by Parent, Merger Subs and their Affiliates in connection with this Agreement and the transactions contemplated hereby, an amount in cash equal to $12,350,000 (the “Company Expense Reimbursement”) in immediately available funds within two Business Days of such termination.

(b)          If (i) this Agreement is terminated by the Company pursuant to Section 7.1(i), (ii) this Agreement is terminated by Parent pursuant to Section 7.1(h), or (iii) (A) after the date of this Agreement, a Company Takeover Proposal (substituting 50% for the 20% threshold set forth in the definition of “Company Takeover Proposal”) (a “Company Qualifying Transaction”) shall have been publicly made and not withdrawn at least four Business Days prior to the Company Shareholders’ Meeting (or any adjournment or postponement thereof), (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) and (C) at any time on or prior to the 12-month anniversary of such termination, the Company or any of its Subsidiaries completes or enters into a definitive agreement with respect to such Company Qualifying Transaction, then, (1) in the case of clause (i), the Company shall pay Parent the Company Termination Fee in immediately available funds prior to or concurrently with such termination, (2) in the case of clause (ii), the Company shall pay Parent the Company Termination Fee in immediately available funds within two Business Days of such termination or (3) in the case of clause (iii), (x) the Company shall pay Parent one half of the Company Termination Fee in immediately available funds upon entering into a definitive agreement with respect to such Company Qualifying Transaction and (y) if the Company subsequently consummates such Company Qualifying Transaction, the Company shall pay Parent the remaining half of the Company Termination Fee upon such consummation; provided, that any Company Expense Reimbursement actually paid by the Company pursuant to Section 7.3(a) shall be credited against, and shall thereby reduce, the amount of the Company Termination Fee (or portion thereof payable pursuant to clause (3)(x)) that otherwise would be required to be paid by the Company to Parent pursuant to this Section 7.3(b).  Notwithstanding anything to the contrary in this Agreement, if the full Company Termination Fee shall become due and payable in accordance with this Section 7.3(b), from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with this Section 7.3(b), the Company shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as set forth in this Section 7.3 other than for fraud or Willful Breach.  In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)          If this Agreement is terminated by the Company or Parent pursuant to Section 7.1(e), then Parent shall reimburse the Company, in respect of expenses incurred by the Company and its Affiliates in connection with this Agreement and the transactions contemplated hereby, an amount in cash equal to $12,350,000 (the “Parent Expense Reimbursement”) in immediately available funds within two Business Days of such termination.

(d)          Each of the parties hereto acknowledges that none of the Company Expense Reimbursement, the Company Termination Fee, or the Parent Expense Reimbursement is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such Company Expense Reimbursement, Company Termination Fee or Parent Expense Reimbursement is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(e)          Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Subs would not enter into this Agreement.  Accordingly, if the Company or Parent fails to pay in a timely manner the Company Expense Reimbursement, the Company Termination Fee or the Parent Expense Reimbursement, as applicable, then the Company shall pay to Parent or Parent shall pay to the Company, as applicable, interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1          No Survival.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Mergers, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2          Expenses; Transfer Taxes.

(a)          Except as otherwise provided in this Agreement (including in Section 7.3), whether or not the Mergers are consummated, all costs and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, that Parent shall pay all filing fees required under the HSR Act.

(b)          Except as otherwise provided in Section 2.2(d), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Common Shares pursuant to the Mergers shall be borne by Parent or Merger Subs and expressly shall not be a liability of holders of Company Common Shares.

Section 8.3          Counterparts; Effectiveness.  This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4          Governing Law; Jurisdiction.

(a)          This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio; provided, that any such claim or cause of action brought against any of Debt Financing Sources shall be governed by and construed in accordance with the laws of the State of New York.

(b)          Each of the parties hereto irrevocably agrees that any Proceeding arising out of or relating to this Agreement including the negotiation, execution or performance hereof, shall be brought and determined exclusively in the Court of Common Pleas for the County of Hamilton in the State of Ohio or the United States District Court for the Southern District of Ohio or in the event (but only in the event) such courts do not have subject matter jurisdiction over such Proceeding, any other Ohio state court (the “Chosen Courts”).  Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any such Proceeding in any court other than the Chosen Courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Proceeding, (A) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable Law, any claim that (1) the Proceeding in such court is brought in an inconvenient forum, (2) the venue of such Proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.  Notwithstanding the foregoing, each of the parties hereto agrees that it submits to the exclusive jurisdiction of, and that it will not bring any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source (in its capacity as such) in any way relating to this Agreement, the Debt Financing or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than, the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), and makes the agreements, waivers and consents set forth above but with respect to the courts specified in this sentence.

(c)          None of the Debt Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Debt Financing Sources hereunder or thereunder; provided, that, notwithstanding the foregoing, nothing in this Section 8.4(c) shall in any way limit or modify the obligations of any Debt Financing Source to Parent or either Merger Sub under the Debt Commitment Letter.

Section 8.5          Specific Enforcement.  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Courts (in the order expressed in Section 8.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law.  In circumstances where Parent and Merger Subs are obligated to consummate the Mergers and the Mergers have not been consummated, Parent and Merger Subs expressly acknowledge and agree that the Company and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its shareholders, and that the Company on behalf of itself and its shareholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and each Merger Sub’s obligations to consummate the Mergers.  The Company’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its shareholders.

Section 8.6          WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH LEGAL PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE).

Section 8.7          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified; provided, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent, Merger Sub I or Merger Sub II:

SYNNEX Corporation
44201 Nobel Drive
Fremont, California
Attention:	Simon Y. Leung, Senior Vice President, General Counsel and Corporate Secretary
Email:	SimonL@synnex.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman, LLP
2550 Hanover Street
Palo Alto, California 94304
Attention:	Allison Leopold Tilley, Esq.
Christina F. Pearson, Esq.
Email:	allison@pillsburylaw.com
christina.pearson@pillsburylaw.com

To the Company:

Convergys Corporation
201 East Fourth Street
Cincinnati, Ohio 45202
Attention:	Andrew Farwig
Email:	andrew.farwig@convergys.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Daniel A. Neff, Esq.
DongJu Song, Esq.
Email:	DANeff@wlrk.com
DSong@wlrk.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8          Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that each Parent and each Merger Sub may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or such Merger Sub of any of its obligations hereunder.  Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9          Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10        Entire Agreement.  This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any Person other than the parties hereto.

Section 8.11        Amendments; Waivers.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and each Merger Sub; provided, that (i) after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company and (ii) any amendment or waiver of Section 8.4, Section 8.6, this Section 8.11, Section 8.13 (and any other provision of this Agreement to the extent an amendment or waiver of such provision would directly modify the substance of any of the foregoing provisions) that is materially adverse to any Debt Financing Source in its capacity as such will require the prior written consent of such Debt Financing Source.  Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12        Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13        No Third-Party Beneficiaries.  Each of Parent, each Merger Sub and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  Notwithstanding the foregoing, (i) each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 5.10 and this Section 8.13; and following the Effective Time, each former shareholder of the Company and each holder of Company Equity Awards as of the Effective Time shall be an express third-party beneficiary of and shall be entitled to rely on Article II and shall be entitled to obtain the Merger Consideration to which it is entitled pursuant to the provisions hereof and (ii) the Debt Financing Sources shall be express third-party beneficiaries of, and shall be entitled to rely upon Section 8.4, Section 8.6, Section 8.11 and this Section 8.13.

Section 8.14        Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires.  The word “or” shall not be deemed to be exclusive.  The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15        Definitions.

(a)          Certain Specified Definitions.  As used in this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains confidentiality provisions that are, in the aggregate, no less favorable to the Company than those contained in the Confidentiality Agreement.

“Affiliates” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Base Parent Trading Price” means $111.0766.

“Base Exchange Ratio” means 0.1193.

“Benefit Plan” means any compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured.

“Bribery Legislation” means all and any of the following:  the Foreign Corrupt Practices Act of 1977, as amended; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or Cincinnati, Ohio are authorized or required by Law to remain closed.

“Cash Equivalent Merger Consideration” means the sum of (i) the Cash Consideration plus (ii) the product of (A) the Stock Consideration multiplied by (B) the Parent Closing Price.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Benefit Plan (i) that is maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, or (ii) to which the Company or any of its Subsidiaries contributes or is obligated to contribute or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contributes pursuant to applicable Law.

“Company Equity Awards” means the Company Options, Company RSU Awards, Company PSU Awards and Company DSU Awards.

“Company IT Assets” means the computers, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

“Company Lease” means any lease, sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, effect, event, occurrence or development that (i) has a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries taken as a whole, excluding, however, the impact of (A) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (1) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (2) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (B) changes in GAAP or any official interpretation or enforcement thereof, (C) changes in Law or any changes or developments in the official interpretation or enforcement thereof by Governmental Entities, (D) changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of this Agreement, (E) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (F) any matter set forth in Section 8.15(a)(ii) of the Company Disclosure Schedule, (G) a decline in the trading price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries, (H) the failure to meet any projections, guidance, budgets, forecasts or estimates (provided, that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder), (I) any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent, (J) any actions or claims made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Mergers, (K) the announcement or the existence of this Agreement if arising from the identity of Parent or its Affiliates, and (L) the failure to obtain any approvals or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement; except, with respect to clauses (C) or (E), to the extent that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate; or (ii) would prevent or materially impair the ability of the Company to consummate the Mergers by the End Date.

“Company Permitted Lien” means (i) any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established by the Company in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries, (vi) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Company Owned Real Property or Company Lease or otherwise materially impair the business operations of the Company and its Subsidiaries, (vii) Liens to be released at or prior to Closing and (viii) Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

“Company Superior Proposal” means a Company Takeover Proposal, substituting “50%” for “20%” in the definition thereof, that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the financing terms thereof, and such other factors as the Company Board considers to be appropriate, to be more favorable to the Company and its shareholders than the transactions contemplated by this Agreement.

“Company Takeover Proposal” means any bona fide proposal or offer made by any Person or group of related Persons (other than Parent and its Subsidiaries and Affiliates), and whether involving a transaction or series of related transactions, for (i) a merger, reorganization, share exchange, consolidation, business combination, dissolution, liquidation or similar transaction involving the Company, (ii) the acquisition by any Person or group of related Persons (other than Parent and its Affiliates) of more than 20% of the assets of the Company and its Subsidiaries, on a consolidated basis (in each case, including securities of the Subsidiaries of the Company), or (iii) the direct or indirect acquisition by any Person or group of related Persons (other than Parent and its Affiliates) of more than 20% of the Company Common Shares then issued and outstanding.

“Company Termination Fee” means a cash amount equal to $74,000,000.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

“Convertible Debentures” means 5.75% Junior Subordinated Convertible Debentures due 2029 issued by the Company pursuant to the Convertible Debenture Indenture.

“Convertible Debenture Indenture” means the Indenture, dated as of October 13, 2009, between the Company, as Issuer, and U.S. Bank National Association, as Trustee.

“Debt Financing Sources” means (i) (A) the entities that have committed to provide or arrange or act as agents for the Debt Financing, including the Debt Commitment Letter, solely in their capacities as such, and (B) the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto who commit to provide or arrange or act as agents for the Debt Financing, solely in their capacities as such, together with (ii) their respective Affiliates and the former, current and future officers, directors, employees, agents and representatives and successors and assigns of the foregoing.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any hazardous materials or (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means (i) if the Parent Closing Price is less than 85% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by 1.05882, (ii) if the Parent Closing Price is greater than or equal to 85% of the Base Parent Trading Price and less than 90% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by the quotient of (A) 90% of the Base Parent Trading Price divided by (B) the Parent Closing Price, (iii) if the Parent Closing Price is greater than or equal to 90% of the Base Parent Trading Price and less than or equal to 110% of the Base Parent Trading Price, the Base Exchange Ratio, (iv) if the Parent Closing Price is greater than 110% of the Base Parent Trading Price and less than or equal to 115% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by the quotient of (A) 110% of the Base Parent Trading Price divided by (B) the Parent Closing Price and (v) if the Parent Closing Price is greater than 115% of the Base Parent Trading Price, the Base Exchange Ratio multiplied by 0.95652.

 “Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all lease obligations of such Person capitalized on the books and records of such Person, (iv) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (v) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (vi) all guarantees of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person.

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world associated with: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights (including such rights in software) and registrations and applications therefor, and works of authorship (collectively, “Copyrights”), (iv) designs, databases and data compilations, and (v) trade secrets and other proprietary and confidential information, including know-how, inventions (whether or not patentable), processes, formulations, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).

“knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(i) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a)(i) of the Company Disclosure Schedule, in both cases after reasonable inquiry.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, condition, restriction, charge, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, community property interest or other restriction of any nature.

“Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Parent Benefit Plan” means each Benefit Plan (i) that is maintained by Parent or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its Subsidiaries, or (ii) to which Parent or any of its Subsidiaries contributes or is obligated to contribute or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which Parent or any of its Affiliates contributes pursuant to applicable Law.

“Parent Closing Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the NYSE, for the consecutive period of 20 trading days ending on the third trading day immediately preceding the Effective Time, as calculated by Bloomberg Financial LP under the function “VWAP.”

“Parent Lease” means any lease, sublease, license and other agreement under which Parent or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Parent Material Adverse Effect” means any change, effect, event, occurrence or development that (i) has a material adverse effect on the business, operations or financial condition of Parent and its Subsidiaries taken as a whole, excluding, however, the impact of (A) any changes or developments in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (1) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets or (2) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (B) changes in GAAP or any official interpretation or enforcement thereof, (C) changes in Law or any changes or developments in the official interpretation or enforcement thereof by Governmental Entities, (D) changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of this Agreement, (E) weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (F) any matter set forth in Section 8.15(a)(ii) of the Parent Disclosure Schedule, (G) a decline in the trading price or trading volume of Parent’s common stock or any change in the ratings or ratings outlook for Parent or any of its Subsidiaries, (H) the failure to meet any projections, guidance, budgets, forecasts or estimates (provided, that the underlying causes thereof may be considered in determining whether a Parent Material Adverse Effect has occurred if not otherwise excluded hereunder), (I) any action taken or omitted to be taken by Parent or any of its Subsidiaries at the written request of the Company, (J) any actions or claims made or brought by any of the current or former shareholders of Parent (or on their behalf or on behalf of Parent) against Parent or any of its directors, officers or employees arising out of this Agreement or the Mergers, (K) the announcement or the existence of this Agreement if arising from the identity of the Company or its Affiliates and (L) the failure to obtain any approvals or consents from any Governmental Entity in connection with the transactions contemplated by this Agreement; except, with respect to clauses (C) or (E), to the extent that such impact is disproportionately adverse to Parent and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which Parent and its Subsidiaries operate; or (ii) would prevent or materially impair the ability of Parent to consummate the Mergers by the End Date.

“Parent Option” means a compensatory option to purchase shares of Parent Common Stock.

“Parent Permitted Lien” means (i) any Lien for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established by Parent in accordance with GAAP, (ii) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (A) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (B) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or (C) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of Parent and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (iii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that Parent and its Subsidiaries and their assets are materially in compliance with the same, (iv) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (v) Liens relating to intercompany borrowings among Parent and its wholly owned Subsidiaries, (vi) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Parent Owned Real Property or Parent Lease or otherwise materially impair the business operations of Parent and its Subsidiaries, (vii) Liens to be released at or prior to Closing and (viii) Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

“Parent PSU Award” means a performance-based restricted stock unit award in respect of shares of Parent Common Stock.

“Parent Restricted Share Award” means an award of restricted shares of Parent Common Stock.

“Parent RSU Award” means a restricted stock unit award in respect of shares of Parent Common Stock.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and any permitted successors and assigns of such person.

“Proceeding” means any action, suit, claim, hearing, arbitration, litigation or other proceeding, in each case, by or before any Governmental Entity.

“Required Information” means (i) the historical financial statements of the Company which are expressly required by clauses (A) and (B) of paragaph (iv) of Exhibit D of the Debt Commitment Letter and is requested by Parent in writing and (ii) other pertinent and customary historical financial information regarding the Company and its Subsidiaries reasonably requested by Parent in writing that is customarily included in private placement memoranda relating to a 4(a)(2) private placement of debt securities and bank information memoranda, in each case of the type contemplated by the Debt Financing.  Notwithstanding anything to the contrary in this definition or otherwise, nothing herein will require the Company to provide (or be deemed to require the Company to prepare) any (A) segment reporting or consolidating financial statements, separate Subsidiary financial statements and other financial statements and data that would be required by Sections 3-05, 3-09, 3-10 and 3-16 of Regulation S-X under the Securities Act, in each case that the Company does not already prepare in connection with the Company SEC Documents, (B) CD&A and other information required by Item 402 of Regulation S-K and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A that is not already included in the Company SEC Documents or (C) any other information customarily excluded from private placement memoranda for a 4(a)(2) private placement of debt securities and bank information memoranda.  In addition, for the avoidance of doubt, “Required Information” shall not include pro forma financial information or projections, and Parent shall be solely responsible for any pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments.  If the Company shall in good faith reasonably believe that the Required Information has been delivered to Parent, the Company may deliver to Parent a written notice to that effect (stating when it believes the delivery of the Required Information to Parent was completed), in which case the Company shall be deemed to have complied with such obligation to furnish the Required Information and Parent shall be deemed to have received the Required Information, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Information and not later than 5:00 p.m. (New York City time) three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which such Required Information the Company has not delivered); provided, that notwithstanding the foregoing, the delivery of the Required Information shall be satisfied at any time at which (and so long as) Parent shall have actually received the Required Information, regardless of whether or when any such notice is delivered by the Company.

“Sanctioned Country” means any of the Crimea region of Ukraine, Cuba, Iran, North Korea, Sudan and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union, or the United Nations, including (i) any Person identified in any list of sanctioned person maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (B) Her Majesty’s Treasury of the United Kingdom; (C) any committee of the United Nations Security Council; or (D) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

“Sanctions Laws” means all Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of a targeted Person, the ability to engage in transactions with specified Persons or countries, or the ability to take an ownership interest in assets of a specified Person or located in a specified country, including any Laws threatening to impose economic sanctions on any Person for engaging in proscribed behavior.

“Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

“Specified Contract” means any Contract with a customer by which the Company or any of its Subsidiaries is bound (i) that expressly obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with such customer on a preferential or exclusive basis or that contains “most favored nation” or similar covenants (other than pursuant to any Contracts entered into by the Company or any of its Subsidiaries in effect prior to the execution of this Agreement or provisions in new Contracts with a customer consistent with provisions in Contracts with such customer in effect prior to the execution of this Agreement) or (ii) that involves payments to the Company or its Subsidiaries of more than $36 million per annum that is on terms substantially less favorable in the aggregate to the Company than the Company’s Contracts with its Top Customers as of the date hereof.

“Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Return” means any return, declaration, report or similar filing required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“U.S. Company Benefit Plan” means each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant, an action or omission where the breaching party knows or should have known such action or omission is a breach of such representation, warranty, agreement or covenant.

(b)          The following terms are defined elsewhere in this Agreement, as indicated below:

Section
Agreement	Preamble
Antitrust Laws	3.3(b)
Bonus Plans	5.6(c)
Book-Entry Shares	2.1(a)
Cancelled Shares	2.1(a)(ii)
Cash Consideration	2.1(a)(iii)
Certificate	2.1(a)
Chosen Courts	8.4(b)
Clearance Date	5.5(a)
Closing	1.2

Closing Date	1.2
Collective Bargaining Agreement	3.14(a)
Company	Preamble
Company Acquisition Agreement	5.4(e)
Company Adverse Recommendation Change	5.4(e)
Company Board	Recitals
Company Common Shares	3.2(a)
Company Disclosure Schedule	Article III
Company DSU Award	2.3(b)
Company Employees	5.6(a)
Company Expense Reimbursement	7.3(a)
Company Insurance Policies	3.22
Company Material Contracts	3.18(a)
Company Option	2.3(a)
Company Organizational Documents	3.1(c)
Company Owned Real Property	3.15
Company PSU Award	2.3(b)
Company Qualified Plan	3.9(c)
Company Qualifying Transaction	7.3(b)
Company Recommendation	3.3(a)
Company Registered Intellectual Property	3.16(a)
Company RSU Award	2.3(b)
Company SEC Documents	3.4(a)
Company Shareholder Approval	3.3(a)
Company Shareholders’ Meeting	5.5(b)
Company Specified Date	3.2(a)
Confidentiality Agreement	5.3(d)
Covered Persons	5.10(a)
D&O Insurance	5.10(c)
Debt Commitment Letter	4.16(a)
Debt Financing	4.16(a)
Delaware Initial Certificate of Merger	1.3(a)
Delaware Subsequent Certificate of Merger	1.3(b)
Dissenting Shares	2.1(b)
Effective Time	1.3(a)
End Date	7.1(b)
Enforceability Exceptions	3.3(a)
Exchange Act	3.3(b)
Exchange Agent	2.2(a)
Fee Letters	4.16(b)
Form S-4	3.12
Fractional Share Cash Amount	2.1(d)
GAAP	3.4(b)
HSR Act	3.3(b)
Indemnification Contracts	5.10(a)
Initial Certificates of Merger	1.3(a)

Initial Merger	Recitals
IRS	3.9(a)
Joint Proxy Statement/Prospectus	3.12
Law	3.7(a)
Laws	3.7(a)
Letter of Transmittal	2.2(c)
Major Customers	3.18(a)(ii)
Merger Consideration	2.1(a)(iii)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
Multiemployer Plan	3.9(e)
NYSE	3.4(b)
OGCL	Recitals
Ohio Initial Certificate of Merger	1.3(a)
Ohio Subsequent Certificate of Merger	1.3(b)
OLLCA	Recitals
Operating Agreement	1.5(b)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	4.2(a)
Parent Disclosure Schedule	Article IV
Parent Expense Reimbursement	7.3(c)
Parent Organizational Documents	4.1(c)
Parent Recommendation	4.3(a)
Parent SEC Documents	4.4(a)
Parent Share Issuance	Recitals
Parent Stockholder Approval	4.3(a)
Parent Stockholders’ Meeting	5.5(d)
Payment Fund	2.2(b)
Post-Closing Plans	5.6(d)
Representatives	3.23(a)
Sarbanes-Oxley Act	3.4(a)
SEC	3.3(b)
Second Request	5.7(c)
Securities Act	3.4(a)
Specified Acquisition	5.2(c)
Specified Benefit Plan	3.9(a)
Stock Consideration	2.1(a)(iii)
Subsequent Certificates of Merger	1.3(b)
Subsequent Merger	Recitals
Surviving Company	1.1(b)
Takeover Statute	3.20
Top Customers	3.18(a)(viii)
Transaction Approvals	3.3(b)
Treasury Regulations	Recitals

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CONVERGYS CORPORATION

By:	/s/ Andrea J. Ayers
	Name:	Andrea J. Ayers
	Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

SYNNEX CORPORATION

By:	/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, General Counsel and Corporate Secretary

DELTA MERGER SUB I, INC.

By:	/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, General Counsel and Corporate Secretary

DELTA MERGER SUB II, LLC

By:	/s/ Simon Y. Leung
	Name:	Simon Y. Leung
	Title:	Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to the Agreement and Plan of Merger]